      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1999
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------

                                    FORM S-1
            Registration Statement Under The Securities Act of 1933
                             ---------------------

                          CENTRAL FREIGHT LINES, INC.
             (Exact name of registrant as specified in its charter)

            NEVADA                           4213                         74-2914331
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer Identification
 incorporation or organization    Classification Code Number)               Number)

                             ---------------------

                              5601 WEST WACO DRIVE
                             WACO, TEXAS 76702-2638
                                 (254) 772-2120
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                  JOE E. HALL
                PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR
                          CENTRAL FREIGHT LINES, INC.
                              5601 WEST WACO DRIVE
                             WACO, TEXAS 76702-2638
                                 (254) 772-2120
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

            MARK A. SCUDDER, ESQ.                           SETH R. MOLAY, P.C.
         HEIDI HORNUNG SCHERR, ESQ.                       RICHARD J. WILKIE, ESQ.
           SCUDDER LAW FIRM, P.C.                AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
            411 SOUTH 13TH STREET                           1700 PACIFIC AVENUE
                  SUITE 200                                     SUITE 4100
           LINCOLN, NEBRASKA 68508                       DALLAS, TEXAS 75201-4675
               (402) 435-3223                                 (214) 969-2800

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM           AMOUNT OF
                                                            AGGREGATE OFFERING         REGISTRATION
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED               PRICE(1)                  FEE
--------------------------------------------------------------------------------------------------------
Class A common stock, $.001 par value...................       $74,750,000               $20,781
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement contains two separate prospectuses. The first prospectus relates to an underwritten public offering of up to 5,000,000 shares of our Class A common stock. The second prospectus relates to our concurrent offering of our Class A common stock to participants in our 401(k) Savings Plan and Trust. Up to 400,000 of the 5,000,000 shares of Class A common stock allocated in the offering to the public may be sold in the 401(k) offering through our 401(k) Savings Plan and Trust. Both prospectuses are identical in all respects, other than the front cover page, the section entitled "The Offering," the section entitled "Legal Matters," the section entitled "Underwriting," which in the prospectus for the 401(k) offering will be replaced with a section entitled "Plan of Distribution," and the back cover page. The alternate pages for the 401(k) offering appear in this registration statement immediately following the first prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, in any state where the offer or sale is prohibited.

                                                           Subject to Completion
                                                                     May 6, 1999

                                5,000,000 SHARES
                       [CENTRAL FREIGHT LINES, INC. LOGO]

                              CLASS A COMMON STOCK
                             ---------------------
     - Central Freight Lines, Inc. is a non-union, regional, less-than-truckload motor carrier. We operate primarily in the south-central and southwestern United States.

     - This is our initial public offering. We are offering 4,000,000 shares of our Class A common stock and existing stockholders are offering 1,000,000 shares of Class A common stock. Up to 400,000 of the 4,000,000 shares of Class A common stock that we are offering may be sold to participants in our 401(k) plan in a concurrent offering made pursuant to a separate prospectus.

     - We anticipate that the offering price will be between $          and
       $     per share.

     - Our Class A common stock has been proposed for trading on the Nasdaq National Market under the symbol "CFLI."
                             ---------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                             ---------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................   $          $
Underwriting discount.......................................   $          $
Proceeds to Central.........................................   $          $
Proceeds to selling stockholders............................   $          $

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters have an option to purchase up to an additional 750,000 shares from the selling stockholders to cover over-allotments. The underwriters expect to deliver the shares of Class A common stock to purchasers on
          , 1999.
                             ---------------------

SCHRODER & CO. INC.
                    ABN AMRO ROTHSCHILD
                      a division of ABN AMRO
                           Incorporated

                                       BT ALEX. BROWN

                                                     MERRILL LYNCH & CO.

               The date of this prospectus is             , 1999

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     3
Risk Factors................................................     7
Use of Proceeds.............................................    13
Dividend Policy.............................................    14
Capitalization..............................................    15
Dilution....................................................    16
Selected Historical and Pro Forma Consolidated Financial and
  Operating Data............................................    17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    19
The Regional LTL Industry...................................    28
History of Central Freight Lines and Management Buyout......    29
Business....................................................    30
Management..................................................    36
Certain Relationships and Related Transactions..............    41
Principal and Selling Stockholders..........................    43
Description of Capital Stock................................    44
Shares Eligible For Future Sale.............................    46
Underwriting................................................    47
Legal Matters...............................................    48
Experts.....................................................    48
Index to Consolidated Financial Statements..................   F-1

                             ---------------------

Explanatory Notes:

     The holding company formed to conduct this offering was incorporated in Nevada on April 7, 1999. Our wholly owned operating subsidiary is a Texas corporation formed in April 1997. Both are named Central Freight Lines, Inc., and, except where the content otherwise requires, references to "Central," "we," "our," and similar expressions refer to both companies.

     Effective June 28, 1997, we acquired certain physical assets and operations of the Southwestern Division of Viking Freight Lines, Inc., a subsidiary of Caliber Systems, Inc. The Southwestern Division of Viking included operations of the old Central Freight Lines Inc., a less-than-truckload carrier with operations dating to 1925. Although it is not a predecessor for accounting purposes, we refer to the acquired operations as "Old Central" for ease of reference.

     Except as otherwise noted, information in this prospectus assumes that the underwriters' over-allotment option is not exercised.
                             ---------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in the prospectus. This summary does not contain all information you should consider before deciding to purchase shares of Class A common stock in this offering. You should read the entire prospectus carefully, including the financial statements and the notes thereto, and especially the information under "Risk Factors," beginning on page 7. References to "Old Central" mean the Southwestern Division of Viking Freight Lines, Inc. and its predecessor, a corporation named Central Freight Lines that was formed in 1925. We purchased the name and substantially all of the terminal network and physical assets of the Southwestern Division in a management buyout. Old Central is not a predecessor for accounting purposes.

                             CENTRAL FREIGHT LINES

OUR COMPANY

     Central Freight Lines, Inc. is a non-union, regional, less-than-truckload motor carrier. As a less-than-truckload, or LTL, carrier, we transport multiple shipments for multiple customers in each trailer. We pick up, transport, and deliver the freight on strict schedules to provide the next day and second day service required by our many time-sensitive customers. Ninety-two percent of our freight originates or terminates in Texas, and our 38 terminals in Texas form the largest LTL network in the state. Fifty-eight of our 66 terminals are strategically located in our five-state core region of Texas, Louisiana, Arkansas, Oklahoma, and New Mexico to take advantage of the large freight volume into and out of Texas. We have additional terminals outside our core region in locations with strong freight flows to and from our core region.

     Effective June 28, 1997, Jerry Moyes, who is the Chairman of our Company and also the Chairman and Chief Executive Officer of Swift Transportation (Nasdaq: SWFT), and our executive officers led a management buyout of a 72 year-old company, Old Central, that had historically been the leading Texas intrastate LTL carrier. The previous owner, Caliber System, decided to sell the assets of Old Central after failing to combine Old Central and three other regional carriers into a successful national LTL carrier. After closing the buyout, we expanded from $57.4 million in operating revenues and $3.0 million in earnings before income taxes for the twelve weeks ended March 28, 1998, to $64.1 million in operating revenues and $3.9 million in earnings before income taxes in the comparable 1999 period. We generated $259.9 million in operating revenues and $15.0 million in earnings before income taxes during 1998, our first full year of operation.

THE REGIONAL LTL INDUSTRY

     Regional LTL operations are generally defined by the ability to deliver freight by the end of the second day after pick-up. We believe regional LTL operations afford several advantages as compared with national and inter-regional LTL operations. Regional operations are characterized by relatively short trips and efficient pick-up and delivery schedules. A concentrated terminal network within a region increases the freight on a given route and minimizes intermediate sorting and handling between origin and destination. This raises revenue per load while lowering costs and reducing the chance of damage and delay. In addition, many regional LTL carriers generally have remained non-union. Regional LTL carriers are positioned to benefit from the following trends: (1) shippers are moving to just-in-time deliveries and inventory control; (2) overnight ground transportation is increasingly being utilized by shippers as it provides a reliable, cost-effective alternative to air freight; (3) regional distribution is growing faster than general freight levels; and (4) shippers are diverting freight to non-union carriers to avoid service disruption.

     By concentrating on regional operations, we are able to provide:

     - Direct delivery. We load 70% of our freight directly from the originating terminal to the destination terminal, which minimizes labor expense, loss and damage claims, and delays caused by sorting and handling at a rehandling or "breakbulk" facility.

     - Rapid service. We offer next day delivery on 80% of our freight and delivery within two days on 93% of our freight.

     - Density of operations. We increase freight flows in and out of our system by establishing new terminals in locations that have heavy freight flows to and from our core region, forming marketing alliances with trucking companies that serve the eastern and western United States, and distributing freight to selected locations within our core region for national LTL carriers that lack our terminal density.

     - Quality work environment. We offer desirable working conditions for our drivers, who are able to work on more predictable schedules and return home more often than they would if they worked in other segments of the trucking industry.

OUR OPERATING STRATEGY

     Our operating strategy is to grow in a disciplined manner and to focus on asset productivity. We integrate our operations, sales, and financial decision-making processes and maintain information systems that allow each terminal to monitor operating and financial statistics daily. Using this integrated approach, we are able to evaluate the profitability of significant new business and analyze the potential returns before investing capital. The main features of our operating strategy are:

     - Disciplined internal growth. Since the management buyout, we have been targeting shippers with significant and growing distribution needs in our region and have added customers such as Home Depot, Maytag, Michelin, Sears, and Wal-Mart. Increasing the number of shippers that we serve and the volume of freight that we carry increases the utilization of our trailers and reduces the distance between pickups and deliveries. We use our costing model to analyze freight movements and pursue those that meet our profitability criteria.

     - Asset productivity. We have designed our information systems to allow us to monitor daily the productivity of our labor force and our major physical assets. In late 1997, we began upgrading and expanding our tractor and trailer fleet to improve productivity and efficiency compared with the equipment we purchased in the buyout. Between late 1997 and the end of 2001, we expect our fleet upgrade to include approximately 1,600 new tractors, 500 used trailers, and 4,500 new trailers that are specially equipped to permit double stacking of freight. Based on our experience with the equipment already in service, we believe the program will:

      - Reduce the average age of our tractors from 11.1 years to 3.5 years and the average age of our trailers from 15.9 years to 8.5 years.

      - Increase the amount of freight transported per trailer by up to 27%, which would allow us to improve our revenue per load and reduce the number of trips between terminals.

      - Reduce overall maintenance requirements, which should allow us to continue to operate only six maintenance facilities, down from the 16 we operated at the time of the buyout.

      - Improve our tractor fleet's fuel efficiency by approximately 15%, to approximately 7.0 miles per gallon from 6.1 miles per gallon.

     - Selective expansion to major freight centers. We have opened our own terminals in Chicago, St. Louis, Denver, Kansas City, and Memphis as well as initiated an agency relationship in Phoenix to capitalize on strong, existing freight flows to and from our five-state core region. We focus initially on large cities outside our core region where our existing customer base can provide immediate freight demand. We then expand service when justified by customer demand rather than immediately providing service to all points in a given state. We typically are able to provide service to and from these cities by the end of the second day after pick-up, which we believe provides us a service advantage over non-regional LTL competitors. We intend to continue adding service to and from major freight centers that complement our regional operations.

     - Marketing alliances for national coverage. We have established alliances with regional LTL carriers in the eastern and western United States. These alliances have allowed us to market on a multi-regional basis to national accounts, obtain freight into and out of these regions, provide efficient service to customers beyond our core region, and capitalize on the trend among shippers to concentrate their business with fewer "core carriers" who have the capacity to handle larger freight volumes.

     - Growth through selected acquisitions. The goal of our acquisition strategy is to operate several regional LTL carriers, each of which focuses on next day and second day service in an individual region and is linked by direct transportation service. We believe that our post-offering capitalization and Jerry Moyes' industry and acquisition experience position us to take advantage of acquisition opportunities.

                                  THE OFFERING

Class A common stock offered by
Central.................................     4,000,000 shares(1)

Class A common stock offered by the
selling stockholders....................     1,000,000 shares(1)(2)

Common stock to be outstanding after
this offering:

  Class A common stock..................     6,289,478 shares(3)

  Class B common stock..................     8,713,834 shares(2)

Total...................................     15,003,312 shares(3)

Use of proceeds.........................     We intend to use the proceeds to
                                             repay all borrowings other than our
                                             real estate financing, to purchase
                                             new tractors and trailers, and for
                                             general corporate purposes,
                                             including working capital. See "Use
                                             of Proceeds."

Proposed Nasdaq National Market
symbol..................................     CFLI
---------------

(1) Up to 400,000 of the 4,000,000 shares of Class A common stock we are offering may be sold to participants in our 401(k) Savings Plan and Trust in a concurrent offering made pursuant to a separate prospectus. Such shares are being offered at a price per share equal to the per share public offering price set forth on the cover of this prospectus less a discount of
    approximately   %. The discount addresses certain matters involving the
    administration under ERISA of our 401(k) Savings Plan and Trust. Since we are not offering such shares through the underwriters, no underwriting discount will be paid on such shares. The sale of shares in the concurrent offering will reduce the number of shares sold in this offering.

(2) Selling stockholders are offering 1,000,000 shares of Class B common stock, which will automatically convert to Class A common stock upon sale. The Class A common stock is entitled to one vote per share. The Class B common stock is entitled to three votes per share while beneficially owned by Jerry Moyes or certain members of his immediate family. The Class A and Class B common stock vote together as a single class except as required by law and are substantially identical except with respect to voting rights. See "Description of Capital Stock."

(3) Excludes approximately 3,000,000 shares of Class A common stock reserved for issuance under our incentive stock plan. Options to purchase approximately 2,661,334 shares of Class A common stock currently are outstanding under the plan.

                        SUMMARY HISTORICAL AND PRO FORMA
                   CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

     We commenced our operations effective June 28, 1997. The following table sets forth our summary historical and pro forma consolidated financial and operating data. You should read the information below, together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                              TWENTY-SEVEN   TWENTY-EIGHT                   TWELVE WEEKS ENDED
                                                              WEEKS ENDED    WEEKS ENDED     YEAR ENDED    ---------------------
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   MARCH 28,   MARCH 27,
                                                               1997(1)(2)      1998(2)          1998        1998(2)     1999(2)
                                                              ------------   ------------   ------------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
 Operating revenues.........................................   $  111,869     $  141,283     $  259,941    $ 57,379    $ 64,075
 Operating earnings.........................................        5,685         10,451         18,500       3,924       4,640
 Interest expense and other, net............................        1,595          1,599          3,452         889         715
 Earnings before income taxes...............................        4,090          8,852         15,048       3,035       3,925
 Income tax expense.........................................        1,715            247          5,497       1,251         142
 Net earnings...............................................        2,375          8,605          9,551       1,784       3,783
 Net earnings per common share:
   Basic....................................................   $     0.21     $     0.78     $     0.87    $   0.16    $   0.34
   Diluted..................................................         0.18           0.65           0.72        0.14        0.29
PRO FORMA DATA:(3)
 Pro forma provision for income taxes.......................             (3)  $    3,232     $    7,182            (3) $  1,558
 Pro forma net earnings.....................................             (3)       5,620          7,866            (3)    2,367
 Pro forma net earnings per common share:(4)
   Basic....................................................             (3)  $     0.51     $     0.68            (3) $   0.20
   Diluted..................................................             (3)        0.42           0.57            (3)     0.17
OPERATING DATA:(5)
 Operating ratio............................................         94.9%          92.6%          92.9%       93.2%       92.8%
 LTL revenue per hundredweight..............................   $     8.40     $     8.40     $     8.37    $   8.36    $   8.64
 Linehaul load factor.......................................       19,252         20,421         20,246      19,468      21,227
 LTL pounds per hour -- pickup and delivery.................        2,277          2,421          2,420       2,379       2,504
 LTL pounds per hour -- dock................................        3,163          3,315          3,303       3,251       3,532
 Total tonnage..............................................      883,353      1,058,177      1,984,444     448,836     474,361
 Total number of freight bills..............................    1,458,635      1,639,832      3,069,300     697,278     736,726
 Average length of haul in miles............................          272            301            298         288         309
 Average age of tractors by model year (end of period)......         11.3            8.9            8.9         9.3         7.4
 Average age of trailers by model year (end of period)......         16.2           15.7           15.7        16.3        13.6

                                                                   MARCH 27, 1999
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(6)
                                                              --------   --------------
BALANCE SHEET DATA:
  Net property and equipment................................  $ 95,665      $
  Total assets..............................................   133,136
  Long-term debt, including current portion.................    57,440
  Stockholders' equity......................................    27,254

---------------
(1) This period includes start-up expenses of approximately $989,000 incurred from inception on April 1, 1997, to commencement of operations effective June 28, 1997.

(2) Our fiscal year includes twelve weeks in each of the first three fiscal quarters and approximately sixteen weeks in the fourth fiscal quarter.

(3) Beginning April 1, 1998, we elected to be treated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable income and losses to its stockholders and does not pay income taxes at the corporate level. Contemporaneously with this offering we will convert into a C corporation. For comparative purposes, we have included a pro forma provision for income taxes assuming we had been taxed as a C corporation in all periods our S corporation election was in effect. We did not reflect the approximately $628,000 one-time, non-cash benefit for recognition of deferred income taxes we will record when we convert from an S corporation to a C corporation contemporaneously with this offering.

(4) Pro forma net earnings per common share for the year ended December 31, 1998, and the twelve weeks ended March 27, 1999, give effect to the issuance
    of         shares of our Class A common stock at an assumed price of $
    as if such shares had been sold to fund the distribution of S corporation earnings contemporaneously with this offering.

(5) For a discussion of the manner in which operating data is derived, please refer to footnotes (5) through (10) of the Selected Historical and Pro Forma Consolidated Financial and Operating Data on page 18 and Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 19.

(6) Adjusted to reflect (a) the one-time, non-cash benefit of approximately $628,000 for recognition of deferred income taxes upon our conversion from an S corporation to a C corporation contemporaneously with this offering;
    (b) an approximately $7.0 million distribution of S corporation earnings to our existing stockholders contemporaneously with this offering; (c) the sale of 4,000,000 shares of Class A common stock at an assumed public offering
    price of $    per share by us in this offering; and (d) repayment of
    $        of debt with a portion of the net proceeds of this offering.

                                  RISK FACTORS

     You should carefully consider the risks described below as well as the other information contained in this prospectus before buying shares in this offering. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial also may impair our business operations. If any of these risks occur, our business, financial condition, and operating results could be materially and adversely affected, the trading price of the Class A common stock could decline, and you might lose all or part of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipate," "believe," "expect," "plan," "future," "scheduled," and "intend," and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward- looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks described below and elsewhere in this prospectus.

UNION ORGANIZATION WOULD DISRUPT OUR OPERATIONS

     Our employees do not belong to a union, and no collective bargaining agreement governs their compensation or terms of employment. If our employees voted to join a union and we signed a collective bargaining agreement, the results probably would be adverse for several reasons.

     - Some shippers have announced that they intend to limit their use of unionized trucking companies because of the threat of strikes and other work stoppages. A loss of customers would impair our revenue base.

     - Restrictive work rules would hamper our efficiency.

     - A strike or work stoppage would hurt our profitability and could damage customer and other relationships.

     - The election and bargaining process would distract management's time and attention and impose significant expenses.

In 1989 and 1991, the employees of Old Central voted against being represented by the International Brotherhood of Teamsters. In 1998, the Teamsters attempted an organizing drive at Central but did not generate sufficient interest to require an election. A substantial organizing effort or the signing of a collective bargaining agreement could materially and adversely affect Central.

OUR BUSINESS IS SUBJECT TO GENERAL ECONOMIC CONDITIONS

     We are directly affected by the state of the national economy. General economic factors over which we have no control, such as fuel prices, fuel taxes, interest rates, recessions, and customers' business cycles, may affect our business. Low fuel prices and interest rates in 1998 contributed to the improvement in our profit margin. Fuel prices have been rising in 1999. An extended period of elevated fuel prices or significant increases in other costs would adversely affect our profitability if they could not be recovered from our customers. A significant decline in shipments as a result of economic recessions, inventory imbalances, or downturns in our customers' business cycles also could impair our growth and profitability. In 1998, 92% of our freight was either picked up or delivered in Texas. Accordingly, we are also directly impacted by economic conditions in and affecting Texas over which we have no control.

WE HAVE A LIMITED OPERATING HISTORY AS AN INDEPENDENT COMPANY

     We started our operations effective June 28, 1997, after acquiring the name "Central Freight Lines" and substantially all of the operating assets of the Southwestern Division of Viking from Caliber System. Caliber System, Viking's owner, had abandoned its strategy of establishing a national LTL carrier and decided to sell the assets of the Southwestern Division. Our operating history is brief and does not reflect results in periods of depressed economic conditions, high interest rates, high fuel prices, and other difficult conditions. There can be no assurance that we can continue to operate our business profitably.

WE MAY NOT SUCCESSFULLY IMPLEMENT OUR FLEET UPGRADE

     Approximately 67% of the nearly 1,600 tractors and 4,900 trailers we acquired when we purchased the assets of the Southwestern Division of Viking were over ten years old. Such older tractors and trailers require substantially more maintenance than new equipment. In addition, the old tractors are less fuel efficient and the old trailers lack the freight capacity of new trailers. We anticipate delivery of a total of approximately 1,600 new tractors and 4,500 new trailers between 1998 and the end of 2001. The new tractors and trailers will result in increased depreciation and interest expense. If the delivery schedule of the new equipment were delayed or we were unable to recover the increased cost of the new equipment from operating efficiencies and lower fuel and maintenance expenses, our profitability would suffer.

WE MAY EXPERIENCE DIFFICULTIES IN MANAGING OUR GROWTH

     We plan to grow substantially by purchasing additional equipment, selectively adding new terminals, hiring additional personnel, increasing our marketing efforts, and, when available, acquiring other regional LTL companies. Our growth strategy exposes us to a number of risks, including the following:

     - Scheduled equipment deliveries might not occur on time, which would slow our rate of growth and disrupt our plans.

     - Rapid growth may strain our management, capital resources, and computer and other systems.

     - Hiring many new employees will increase training costs and is likely to result in temporary inefficiencies as the new employees learn their jobs.

     - Geographic expansion will entail start-up costs, may require lower rates to generate initial business, and may disrupt existing transportation alliances with carriers in those regions.

     - If demand for our services weakens, we may be forced to reduce our rates.

We cannot assure you that we will overcome the risks of rapid growth.

ANY FUTURE ACQUISITIONS MAY BE DIFFICULT AND DISRUPTIVE

     As part of our business strategy, we intend to acquire other regional LTL carriers. This strategy involves substantial risks, including the following:

     - Investigating, negotiating, and closing acquisitions will take a significant amount of our management's time and energy away from daily operations.

     - Cultural, computer system, geographic, and other differences may hamper our efforts to integrate acquired operations.

     - Acquired companies could have undisclosed or unanticipated liabilities for which we may become liable.

     - Large, one-time write-offs and amortization expenses related to goodwill and other intangible assets could depress future earnings.

     - We may not be able to obtain financing for acquisitions on favorable terms or at all.

     - Cash payments or assumption of debt or other liabilities of companies we acquire could increase our leverage.

     - Issuing equity securities will dilute your ownership interest.

     - There are uncertainties inherent in entering markets in which we have little or no experience.

     - Losing key employees of the acquired companies may make integration more difficult.

As a result, there can be no assurance that we will successfully complete any acquisitions or, if we do, that we will recognize the anticipated benefits of an acquisition as soon as we expected or at all.

WE RENT MOST OF OUR TERMINALS FROM A RELATED PARTY, AND THE RELATED PARTY CAN DEVELOP OR SELL ALL OR PART OF OUR TERMINAL PROPERTIES

     We have 66 terminals in our freight transportation network. We lease 37 of those terminals from Southwest Premier Properties, LLC, which is owned by our existing stockholders, substantially all of whom are officers and directors. At 28 of those locations, Southwest has the right to develop or sell the portions of the properties not used in our operations without a reduction in rent and the right to sell or develop the land now used in our operations if it provides us with comparable replacement facilities based upon size, layout, accessibility, and convenience to customer base. The leased terminals include our Dallas terminal, which is our largest and busiest location with over 25% of our total pounds handled in 1998. The replacement of this or our other terminals could disrupt our business and customer relationships.

RELATED PARTY TRANSACTIONS

     We have engaged in multiple transactions with related parties. These transactions include the sale-and-leaseback transaction with Southwest and the contracting for services and the lease of space to Swift, which is controlled by Jerry Moyes, our Chairman of the Board. As a result, our directors and executive officers may have interests that conflict with the interests of persons acquiring shares in the offering. Although we have adopted a policy requiring that all future related party transactions be approved by a majority of our disinterested directors, we cannot assure you that the policy will be successful in eliminating the influence of conflicts.

OUR INDUSTRY IS HIGHLY COMPETITIVE

     The trucking industry is highly competitive and fragmented. We compete with many other trucking companies, including regional, inter-regional, and national LTL carriers of varying sizes. To a lesser extent, we compete with truckload carriers, railroads, and overnight delivery companies. Many competitors have substantially greater financial resources, operate more equipment, or carry a larger volume of freight than we do. The risks of competition include:

     - In particular markets, other carriers may have greater lane density or economies of scale that allow them to compete more effectively on the basis of service or price.

     - Competition in the less-than-truckload industry from time to time has resulted in aggressive rate discounting and narrow margins or losses.

     - Deregulation has eased market entry generally, including in Texas, our largest market.

     - Future expansion to new territories could expose us to additional competitors and might require us to reduce our rates to gain market share.

     - Rate increases necessary to cover increased costs, including changes in employee wages and benefits, might be unobtainable.

THE MOYES FAMILY WILL HAVE VOTING CONTROL AFTER THIS OFFERING

     After the offering, Jerry Moyes, our Chairman of the Board, and members of his immediate family will beneficially own 8,713,834 shares of Class B common stock. This stock will represent 58.1% of all outstanding shares of common stock and 80.6% of the total voting power of all our common stock. As a result, the Moyes family will be able to decide all matters voted on by the stockholders without the affirmative vote of any other stockholders. These matters typically include the election of directors, approval of mergers or consolidations, and the sale of all or substantially all of our assets. Further, because each share of Class B common stock is entitled to three votes, the Moyes family will maintain voting control as long as their ownership percentage remains over 25.0% of all of our outstanding stock. This concentration of ownership could delay, deter, or prevent a change in control, which in turn could reduce the market price of our stock.

WE RELY HEAVILY ON TRANSPORTATION ALLIANCES

     As a regional LTL carrier, we primarily pick up and deliver freight within our own operating region. Freight originating outside our territory for delivery inside our territory is brought to us by several other trucking companies with which we have formed transportation alliances. In return, we deliver to them freight that originates in our territory for delivery in their territories. In 1998, transportation alliances generated approximately 16% of our revenue. These alliances subject us to certain risks, including:

     - Expanding our operations into an alliance company's territory might cause it to stop using our alliance.

     - We may not control the customer relationship on freight moving into our territory.

     - The other party can end the alliance at any time and could choose to form an alliance with one of our competitors in our territory.

OUR STOCK PRICE MAY BE VOLATILE

     Prior to this offering, there has been no public market for our Class A common stock or any of our other securities. The initial public offering price will be determined through negotiations between us and representatives of the underwriters. The market price for our shares is likely to be volatile. If you decide to purchase our shares, you may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

     - Actual or anticipated fluctuations in operating results.

     - The loss of significant customers.

     - Changes in earnings estimates by analysts.

     - General conditions in the trucking and transportation industries.

     - Other events or factors that negatively affect the stock market.

The stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies and that have been unrelated to these companies' operating performances. These broad market fluctuations could depress the market price of our Class A common stock.

FUTURE SALES OF OUR CLASS A COMMON STOCK MAY DEPRESS OUR STOCK PRICE

     After this offering, we will have 15,003,312 shares of Class A and Class B common stock outstanding. Sales of a substantial number of shares of stock in the public market following this offering, or the perception that such sales may occur, could materially and adversely affect the market price of our Class A common stock. All the shares sold in this offering will be freely tradable, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933. The remaining 10,003,312 shares of common stock outstanding after this offering will be "restricted securities" and will be available for sale in the public market, subject to volume limitations and other
conditions of Rule 144 under the Securities Act, on           , 1999 (180 days
after the date of this prospectus).

WE FACE THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs that were written using two digits rather than four to define the year. As a result, beginning on January 1, 2000, computer systems and software used by many companies will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists concerning the scope and magnitude of problems associated with the century change. Sophisticated information systems are vital to our growth and profitability.

We are working to identify and resolve Year 2000 problems that are under our control. However, we cannot provide you with assurance that we or our suppliers, trucking companies with which we have alliances, customers, or other third parties that we rely upon will identify and resolve all Year 2000 issues on a timely basis.

WE ARE EXPOSED TO INSURANCE AND CLAIMS COSTS

     Our business involves loading and unloading millions of pounds of freight and driving millions of miles each year. The nature of the business exposes us to claims for traffic accidents, cargo damage, employee injuries, and other events. We carry insurance to cover many of these risks but remain liable for deductible amounts and claims above policy limits. During 1998, we experienced higher than expected claims for accidents and freight damage, and the payments and reserves for these claims adversely affected our operating results for that year. If our claims continue at this level or increase, our overall cost of insurance and claims would be expected to rise as a percentage of operating revenues. Additionally, new employees hired in connection with our expansion are more likely to be involved in accidents and other events resulting in claims. Significant increases in claims and insurance cost would reduce our profitability.

OUR BUSINESS REQUIRES LARGE CAPITAL EXPENDITURES

     The trucking industry requires extensive investment in revenue equipment. We anticipate capital expenditures of approximately $50 million in each of 1999 and 2000 and $36.0 million in 2001, primarily for new tractors and trailers. Thereafter, net capital investments will continue to be substantial. Historically, we have relied upon debt, related party financing, and the capital contributed by the existing stockholders to finance our capital investments. If we cannot trade or sell our used equipment for acceptable prices or obtain sufficient financing in the future, we may be forced to operate our equipment for longer periods and limit new equipment deliveries.

WE DEPEND ON CERTAIN KEY EMPLOYEES

     We depend heavily on our management team and Jerry Moyes, our Chairman of the Board. Our primary management personnel have an average of 25 years of experience in the trucking business and more than eight years with Central and Old Central. It would be difficult for us to replace Mr. Moyes or the members of our management team, and the loss of one or more of them could impair our continued growth and profitability. We have employment agreements with Joe E. Hall, Douglas E. Quicksall, Thomas K. Morehouse, and Patrick J. Curry that are terminable by them on 60 days' notice. We do not have employment agreements or non-competition contracts with any other management personnel or carry key-man insurance on any of our management personnel.

HIGHER FUEL PRICES OR AN INTERRUPTION IN FUEL SUPPLY WOULD IMPACT OUR PROFITABILITY

     Since the commencement of our operations effective June 28, 1997, fuel has approximated 5.5% of our operating expenses, but fuel prices tend to fluctuate. In the first quarter of 1999, fuel prices were at historically low levels of 4.3% of our operating expenses, which has contributed to our increased profitability. In April 1999, fuel prices rose 11% over the average level during the twelve weeks ended March 27, 1999. Any increase in fuel prices or taxes could reduce our profitability. We attempt to obtain fuel surcharges when fuel prices rise. Our inability to implement fuel surcharges or loss of customers due to fuel surcharges could materially and adversely affect Central. Any interruption in the supply of fuel would seriously damage our ability to operate.

WE MAY NOT RECRUIT AND RETAIN ENOUGH QUALIFIED DRIVERS

     Competition for drivers is intense in the trucking industry. There is, and historically has been, a shortage of qualified drivers. We believe the driver shortage has primarily affected truckload carriers, but we could experience problems in hiring enough drivers. Failing to attract and retain enough qualified drivers could result in equipment sitting idle, slower growth, or difficulty in meeting customer demands. Since the buyout, we have hired many new and less experienced drivers, who are more likely to be involved in accidents. We may be forced to raise our drivers' compensation to attract sufficient numbers of qualified drivers.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS AND NEVADA LAW MAY RESTRICT TAKEOVERS

     Our articles of incorporation and bylaws contain certain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These include provisions authorizing the issuance of preferred stock or additional shares of Class B common stock without stockholder approval and limitations on who can call a special meeting of stockholders. In addition, provisions of Nevada law could delay or make more difficult a merger or tender offer involving us, including limitations on "combinations" with "interested stockholders."

OUR BUSINESS IS SEASONAL

     We experience seasonal fluctuations in freight volumes and expenses. Historically, this has been most apparent in the first quarter, when shipments generally decrease and our operating expenses are higher due to decreased fuel efficiency and increased maintenance costs in colder weather. Our operating results may vary as a result of seasonal factors. Accordingly, results of operations in any period should not be considered indicative of the results to be expected for any future period. Fluctuations in our operating results could cause fluctuations in the price of the Class A common stock.

WE ARE EXPOSED TO ENVIRONMENTAL LIABILITY

     We maintain above ground petroleum fuel storage tanks at five terminals and underground petroleum fuel storage tanks at four terminals. We have ongoing remediation costs at our Fort Worth and Odessa terminals. As of March 27, 1999, we expect the future remediation costs to be approximately $400,000 at Odessa and $10,000 at Fort Worth. The actual costs, however, may be significantly higher in the event future environmental damage is found or if we become involved in litigation involving these or other sites. We routinely handle hazardous materials. If we were to be involved in a fuel spill or a spill involving hazardous substances that we transport, we would be responsible for clean-up costs, property damage, and other penalties.

GOVERNMENT POLICY AND REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

     Transportation. Portions of our operation are regulated by various federal and state agencies, including the U.S. Department of Transportation. These regulatory authorities have broad powers and could make regulatory changes that would require changes in our operating practices. Certain changes, such as stricter air emission standards, limits on vehicle weights and lengths, and limits on drivers' hours of service, could affect the economics of our business or influence the demand for, and the costs of providing, service to shippers.

     Environmental. The Environmental Protection Agency and similar state authorities regulate many aspects of our operation, including:

     - The transportation, storage, presence, use, disposal, and handling of hazardous materials.

     - The discharge of storm water.

     - Facility and vehicle emissions into the atmosphere.

     - Underground storage tanks.

The cost of complying with governmental regulations could impair our growth and profitability.

YOU WILL EXPERIENCE DILUTION WHEN PURCHASING IN THIS OFFERING

     Our current stockholders acquired their shares of common stock at a cost substantially below the public offering price of the shares of Class A common stock being sold in this offering. You will experience immediate, substantial
dilution of approximately           upon purchasing shares in this offering.

WE DO NOT INTEND TO DECLARE DIVIDENDS AFTER THIS OFFERING

     We currently intend to retain our earnings to finance the growth and development of our business. We do not anticipate paying cash dividends in the foreseeable future, after the distribution of S corporation earnings to pre-offering stockholders contemporaneously with this offering. Any payments of cash dividends in the future will be at the discretion of our Board and will depend upon our results of operations, earnings, capital requirements, and other factors deemed relevant by the Board. In addition, our credit agreement currently prohibits us from paying dividends.

                                USE OF PROCEEDS

     We estimate that our net proceeds of this offering will be $          . Our
estimate is based on selling 4,000,000 shares at an assumed public offering
price of $          , then deducting underwriting fees and our expenses. We
intend to use our net proceeds as follows:

     - Approximately $          to retire all long-term debt except our real
       estate financing.

     - Up to $          to purchase new tractors and trailers scheduled for
       delivery in 1999.

     - The remainder, if any, for working capital and general corporate purposes.

The debt to be retired includes $          under a revolving line of credit
facility, which currently bears interest at LIBOR plus 1.5% and matures in July
2000, $          under a term loan credit facility, which bears interest at
7.19% and matures in March 2006, and $          under equipment notes which bear
interest at a weighted average annual rate of 7.3% and mature at various dates
between December 2000, and January 2002. We borrowed approximately $          of
the debt within the previous year and used such borrowing for the following purposes:

     - $          to fund purchases of new tractors and trailers.

     - $          to fund the distribution of S corporation earnings
       contemporaneously with this offering.

     Our growth plan includes the possible acquisition of other regional LTL carriers outside our core territory. We have negotiated with several companies, but we do not have an agreement to acquire any company at the present time. If we negotiate such an agreement, we might fund the acquisition with a portion of the proceeds from this offering. In that case, we may have to borrow to purchase all or a portion of the tractors and trailers scheduled for delivery in 1999.

     We intend to invest our net proceeds in short-term U.S. government securities pending application in the uses described above.

     We will not receive any proceeds from the shares sold by the selling stockholders.

                                DIVIDEND POLICY

     We will distribute approximately $7.0 million in pre-offering S corporation earnings to our pre-offering stockholders contemporaneously with this offering. You will not receive any portion of this distribution.

     We currently intend to retain all our earnings to finance the growth, development, and expansion of our business, and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future dividends will be determined at the discretion of our Board of Directors. The Board may consider our financial condition and results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect, and any legal or contractual requirements.

     Our credit agreement currently prohibits us from paying dividends other than periodic amounts equal to 40% of pre-offering S corporation earnings to fund our existing stockholders' tax payments on S corporation earnings. We paid $2.6 million in such dividends during 1998 and $458,000 to date during 1999.

                                 CAPITALIZATION

     The following table displays our actual, pro forma, and pro forma as adjusted capitalization as of March 27, 1999. Capitalization consists of long-term debt, including the current portion, and stockholders' equity. Our pro forma capitalization reflects the following: (a) a one-time, non-cash benefit of approximately $628,000 for recognition of deferred income taxes upon our conversion from an S corporation to a C corporation contemporaneously with this offering; (b) our distribution of approximately $7.0 million in S corporation earnings to our existing stockholders contemporaneously with this offering; (c) the elimination of treasury stock upon the creation of the Nevada holding company; and (d) reclassification of remaining retained earnings to additional paid-in capital upon conversion from an S corporation to a C corporation contemporaneously with this offering. Our pro forma as adjusted capitalization reflects the pro forma adjustments described in the previous sentence and: (a) the conversion of 1,000,000 shares of Class B common stock to Class A common stock upon sale by the selling stockholders in this offering; (b) the sale of 4,000,000 shares of Class A common stock at an assumed public offering price of
$     by us in this offering; and (c) our application of $     to repay
outstanding debt with a portion of the estimated net proceeds of this offering.

                                                                        MARCH 27, 1999
                                                              ----------------------------------
                                                                                    PRO FORMA AS
                                                              ACTUAL    PRO FORMA     ADJUSTED
                                                              -------   ---------   ------------
                                                                        (IN THOUSANDS)
Long-term debt, including current portion:
  Revolving line of credit facility.........................  $ 7,333    $14,352      $
  Term loan credit facility.................................    7,572      7,572
  Related party sale-and-leaseback financing................   26,837     26,837
  Equipment notes payable...................................   15,698     15,698
                                                              -------    -------
          Total long-term debt..............................   57,440     64,459
                                                              -------    -------      -------
Stockholders' equity(1)(2):
  Preferred stock, $.001 par value; 5,000,000 shares
     authorized; none issued and outstanding................       --         --
  Class A common stock, $.001 par value; 50,000,000 shares
     authorized; 1,396,166 shares issued and 1,289,478
     outstanding;      shares and      shares issued and
     outstanding pro forma and pro forma as adjusted,
     respectively...........................................        1          1
  Class B common stock, $.001 par value; 10,000,000 shares
     authorized; 9,713,834 shares issued and outstanding;
          shares and      shares issued and outstanding pro
     forma and pro forma as adjusted, respectively..........       10         10
  Additional paid-in capital................................   14,989     20,852
  Retained earnings.........................................   12,398         --
  Treasury stock at cost, 106,688 shares....................     (144)        --
                                                              -------    -------      -------
          Total stockholders' equity........................   27,254     20,863
                                                              -------    -------      -------
          Total capitalization..............................  $84,694    $85,322      $
                                                              =======    =======      =======

---------------

(1) Excludes approximately 3,000,000 shares of Class A common stock reserved for issuance under our incentive stock plan. Options to purchase 2,661,334 shares of Class A common stock are currently outstanding under the plan.

(2) The shares of Class B common stock sold by selling stockholders in this offering will automatically convert to Class A common stock upon sale. See "Description of Capital Stock."

                                    DILUTION

     The public offering price of the Class A common stock will be higher than the tangible book value per share of our common stock after this offering. Accordingly, you will experience dilution from this offering.

     Our pro forma net tangible book value at March 27, 1999, was approximately $20.9 million, or $1.90 per share of common stock. Pro forma net tangible book value per share is determined by dividing the total number of outstanding shares of Class A and B common stock into our pro forma net tangible book value. Net tangible book value is total tangible assets less total liabilities. Pro forma net tangible book value gives effect to (a) the approximately $628,000 one-time, non-cash benefit for recognition of deferred income taxes we will record upon conversion from an S corporation to a C corporation contemporaneously with this offering; and (b) the dividend of approximately $7.0 million in S corporation earnings to our pre-offering stockholders contemporaneously with this offering.

     Pro forma as adjusted net tangible book value dilution per share represents the difference between the amount per share you will pay in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to application of our estimated net proceeds of this offering and the pro forma adjustments described above, our net tangible book value at March 27, 1999, would have been
$     million or $     per share of common stock. This represents an immediate
increase in pro forma net tangible book value of $     per share to existing
stockholders and an immediate dilution in net tangible book value of $     per
share to purchasers in this offering. The following table illustrates this per share dilution at March 27, 1999:

Assumed initial public offering price per share.............           $
  Pro forma tangible book value per share before this
     offering...............................................  $
  Increase per share attributable to new investors..........
                                                              ------
Pro forma as adjusted net tangible book value per share
  after this offering.......................................
                                                                       ------
Dilution per share to new investors.........................           $
                                                                       ======

     The following table shows the difference between existing stockholders and the purchasers in this offering (at an assumed public offering price of $ per share) with respect to the number of shares purchased from Central, the total consideration paid, and the average price per share paid:

                                   SHARES PURCHASED(1)(2)   TOTAL CONSIDERATION
                                   ----------------------   --------------------   AVERAGE PRICE
                                     NUMBER       PERCENT    AMOUNT     PERCENT      PER SHARE
                                   ----------     -------   ---------   --------   -------------
Existing stockholders............  11,003,312       73.3%
New investors....................   4,000,000       26.7%
                                   ----------      -----    --------     -----
          Total..................  15,003,312      100.0%                100.0%
                                   ==========      =====    ========     =====

---------------

(1) The Class A common stock has one vote per share, and the Class B common stock has three votes per share. After giving effect to this offering, the outstanding shares of the Class A common stock held by new investors will represent approximately 15.4% of the total combined voting power of both classes of common stock outstanding, and the outstanding shares of Class A and Class B common stock held by existing stockholders will represent approximately 84.6% of the total combined voting power of both classes of common stock outstanding.

(2) The sale of 1,000,000 shares by selling stockholders will reduce the common stock held by existing stockholders to 10,003,312 shares, or 66.7%, and increase the number of shares owned by new investors to 5,000,000 shares, or 33.3%, of the total shares of common stock outstanding after this offering.

     The information above does not reflect dilution from the options to purchase 2,661,334 shares of Class A common stock that are currently outstanding. The options have exercise prices ranging from $1.35 to $3.45 per share. Approximately 550,000 are exercisable and the remainder become exercisable by 2008. An additional 338,666 shares of Class A common stock are reserved for issuance under our incentive stock plan.

                       SELECTED HISTORICAL AND PRO FORMA
                   CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)

    The following table presents historical and pro forma consolidated financial and operating data since our inception on April 1, 1997. The selected historical statement of operations and balance sheet data as of and for the period ended December 31, 1997, and the year ended December 31, 1998, are derived from our audited consolidated financial statements. The selected historical and pro forma statement of operations and balance sheet data as of and for the twelve week periods ended March 28, 1998, and March 27, 1999, are derived from our unaudited consolidated financial statements. The selected historical and pro forma statement of operations data for the twenty-eight weeks ended December 31, 1998, are derived from our financial records and are unaudited. In our opinion, our unaudited consolidated financial statements and data include all adjustments (consisting only of normal recurring adjustments) necessary to present the information fairly. The results for partial years are not necessarily indicative of results we would achieve for a full year. You should read the information below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.

                                                     APRIL 1, 1997    TWENTY-EIGHT                   TWELVE WEEKS ENDED
                                                     (INCEPTION) TO   WEEKS ENDED     YEAR ENDED    ---------------------
                                                      DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   MARCH 28,   MARCH 27,
                                                       1997(1)(2)       1998(2)          1998        1998(2)     1999(2)
                                                     --------------   ------------   ------------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
  Operating revenues...............................    $  111,869      $  141,283     $  259,941    $ 57,379    $ 64,075
  Operating expenses:
    Salaries, wages, and benefits..................        73,579          90,499        167,205      37,430      41,912
    Operating supplies and expenses................         8,905          10,596         19,405       4,379       4,262
    General and administrative.....................         7,115           6,548         12,404       2,807       2,879
    Operating taxes and licenses...................         4,278           4,761          9,169       2,164       2,333
    Insurance and claims...........................         3,631           5,407          9,043       1,502       1,842
    Depreciation and amortization..................         2,130           3,893          6,764       1,345       1,803
    Communications and utilities...................         2,125           2,366          4,374         984       1,101
    Rent and purchased transportation..............         4,421           6,762         13,077       2,844       3,303
                                                       ----------      ----------     ----------    --------    --------
        Total operating expenses...................    $  106,184      $  130,832     $  241,441    $ 53,455    $ 59,435
                                                       ----------      ----------     ----------    --------    --------
  Operating earnings...............................         5,685          10,451         18,500       3,924       4,640
  Interest expense and other, net..................         1,595           1,599          3,452         889         715
                                                       ----------      ----------     ----------    --------    --------
  Earnings before income taxes.....................         4,090           8,852         15,048       3,035       3,925
  Income tax expense...............................         1,715             247          5,497       1,251         142
                                                       ----------      ----------     ----------    --------    --------
  Net earnings.....................................    $    2,375      $    8,605     $    9,551    $  1,784    $  3,783
                                                       ==========      ==========     ==========    ========    ========
  Net earnings per share:
    Basic..........................................    $     0.21      $     0.78     $     0.87    $   0.16    $   0.34
    Diluted........................................          0.18            0.65           0.72        0.14        0.29
PRO FORMA:(3)
  Pro forma provision for income taxes.............              (3)        3,232          7,182            (3)    1,558
                                                                       ----------     ----------                --------
  Pro forma net earnings...........................              (3)   $    5,620     $    7,866            (3) $  2,367
                                                                       ==========     ==========                ========
  Pro forma net earnings per common share:(4)
    Basic..........................................              (3)   $     0.51     $     0.68            (3) $   0.20
    Diluted........................................              (3)         0.42           0.57            (3)     0.17
OPERATING DATA:
  Operating ratio(5)...............................          94.9%           92.6%          92.9%       93.2%       92.8%
  LTL revenue per hundredweight(6).................    $     8.40      $     8.40     $     8.37    $   8.36    $   8.64
  Linehaul load factor(7)..........................        19,252          20,421         20,246      19,468      21,227
  LTL pounds per hour -- pick-up and delivery(8)...         2,277           2,421          2,420       2,379       2,504
  LTL pounds per hour -- dock(9)...................         3,163           3,315          3,303       3,251       3,532
  Total tonnage....................................       883,353       1,058,177      1,984,444     448,836     474,361
  Total number of freight bills....................     1,458,635       1,639,832      3,069,300     697,278     736,726
  Average length of haul in miles(10)..............           272             301            298         288         309
  Average age of tractors by model year (end of
    period)........................................          11.3             8.9            8.9         9.3         7.4
  Average age of trailers by model year (end of
    period)........................................          16.2            15.7           15.7        16.3        13.6

                                                                    MARCH 27, 1999
                                                              --------------------------
                                                                            PRO FORMA
                                                               ACTUAL    AS ADJUSTED(11)
                                                              --------   ---------------
BALANCE SHEET DATA:
  Net property and equipment................................  $ 95,665
  Total assets..............................................   133,136
  Long-term debt, including current portion.................    57,440
  Stockholders' equity......................................    27,254

                                                                      (Footnotes
on following page)

---------------

 (1) This period includes start-up expenses of approximately $989,000 incurred from inception on April 1, 1997 to commencement of operations effective June 28, 1997.

 (2) Our fiscal year includes twelve weeks in each of the first three fiscal quarters and approximately sixteen weeks in the fourth fiscal quarter.

 (3) Beginning April 1, 1998, we elected to be treated as an S corporation for federal income tax purposes. An S corporation passes through essentially all taxable income and losses to its stockholders and does not pay income taxes at the corporate level. Contemporaneously with this offering we will convert to a C corporation. For comparative purposes, we have included a pro forma provision for income taxes assuming we had been taxed as a C corporation in all periods our S corporation election was in effect. We did not reflect the approximately $628,000 one-time, non-cash benefit for recognition of deferred income taxes we will record when we convert from an S corporation to a C corporation contemporaneously with this offering.

 (4) Pro forma net earnings per common share for the periods ended December 31, 1998, and the twelve weeks ended March 27, 1999, give effect to the
     issuance of        shares of our Class A common stock at an assumed price
     of $     as if such shares had been sold to fund the distribution of S corporation earnings contemporaneously with this offering.

 (5) Operating expenses as a percentage of operating revenues.

 (6) This measures the average revenue we receive from transporting 100 pounds of LTL freight.

 (7) This measure of the efficiency of our linehaul operation is the average weight of the freight transported per trailer on each movement between our terminals, weighted by distance from origin to destination and including the effect of any unloaded miles.

 (8) This measure of the efficiency of our pick-up and delivery operations is the total pounds of LTL freight hauled by our pick-up and delivery drivers during a given period divided by the number of hours the drivers worked during the period.

 (9) This measure of the efficiency of our dock operations is the total pounds of LTL freight moved through our terminals during a given period divided by the number of working hours in the period.

(10) Weighted by the weight of each shipment.

(11) Adjusted to reflect (a) the one-time, non-cash benefit of approximately $628,000 for recognition of deferred income taxes we will record when we convert from an S corporation to a C corporation contemporaneously with this offering; (b) an approximately $7.0 million distribution of S corporation earnings to our existing stockholders contemporaneously with this offering; (c) the sale of 4,000,000 shares of Class A common stock at
     an assumed public offering price of $     by us in this offering; and (d)
     repayment of $     of debt with our estimated net proceeds of this
     offering.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We were incorporated on April 1, 1997, and commenced operations effective June 28, 1997, after closing a management buyout from Caliber System. In the buyout, we purchased the "Central Freight Lines" name, tractors, trailers, terminal network, and certain other assets that Caliber had operated as the Southwestern Division of its Viking Freight subsidiary. The purchase price was approximately $43.0 million in cash and $14.0 million in assumed liabilities. Because of our short operating history, our results of operations since inception may not be indicative of future results. You should read this discussion in conjunction with our consolidated financial statements and related notes and keep in mind the following important facts concerning the management buyout and our financial performance:

     - The Southwestern Division of Viking is not a predecessor for accounting purposes; accordingly, we are not able to provide you with financial statement information for any periods prior to inception.

     - We are replacing substantially all of our tractors and trailers with new equipment. The price we paid for the assets we are replacing was substantially less than the depreciated book value reflected on Caliber's financial statements for those assets. The new equipment will increase our depreciation expense in future periods. We expect to achieve benefits which will more than offset our increased depreciation from better fuel mileage, reduced maintenance, and greater freight capacity, but these benefits are not certain.

     We expanded from $57.4 million in operating revenues and $3.0 million in earnings before income taxes for the twelve weeks ended March 28, 1998, to $64.1 million in operating revenues and $3.9 million in earnings before income taxes in the comparable 1999 period. We generated $259.9 million in revenue and $15.0 million in earnings before income taxes during 1998, our first full year of operation.

     Our operating revenues vary based upon the volume of freight we transport and the revenue per hundredweight we charge to customers. Revenue per hundredweight measures the rates we receive from customers and varies with the classification of the commodities being shipped and the distance the goods are transported. Since the management buyout, we have improved our revenue per hundredweight by monitoring shipper-supplied weights and freight classifications and increasing our freight rates. We intend to double the number of shipments monitored and seek additional rate increases in 1999. Because of our short average length of haul, our revenue per hundredweight is generally less than for carriers with longer average lengths of haul.

     We monitor our operating efficiency through three main measure: linehaul load factor; LTL pick-up and delivery pounds per hour; and LTL dock pounds per hour. Linehaul load factor is the average weight of the freight transported per trailer on each movement between our terminals, weighted by distance from origin to destination and including the effect of any unloaded miles. A higher linehaul load factor indicates greater efficiency in our operation because more freight per trailer generates greater revenue with little incremental cost. As part of our fleet upgrade, we are adding trailers that will increase the amount of freight transported per trailer by up to 27%. We expect improvements in our linehaul load factor to continue as approximately 4,500 of the high-capacity trailers are delivered through 2001.

     Pick-up and delivery pounds per hour is the total LTL pounds hauled by our pick-up and delivery drivers during a given period divided by the number of hours the drivers worked during the period. It measures how efficiently we transport freight between customer locations and our local terminals. Pick-up and delivery pounds per hour varies with several factors, including trailer capacity, customer concentration on routes, and tractor and trailer maneuverability.

     Dock pounds per hour is the total pounds of LTL freight moved through our terminals during a given period divided by the number of working hours in the period. It measures how efficiently we move freight through our terminals. Increasing our dock pounds per hour means that we obtain greater production per employee.

     Salaries, wages, and benefits is our largest expense. Effective March 1, 1999, we increased hourly wages and employee salaries by 3% and increased the matching component of our 401(k) plan from 50% of the employee's contribution, with a maximum matching contribution of 2.5%, to 75% of the employee's contribution, with a maximum matching contribution of 3.75%.

     Fuel, equipment, and maintenance expenses vary with the age of our fleet. Since initiating our fleet upgrade, we have closed ten of the 16 maintenance facilities we had at the time of the management buyout. Additionally, based upon the results of the new tractors already operating, we expect our fleet-wide fuel mileage to improve by approximately 15%, to 7.0 miles per gallon, after all new tractors are in service.

     We have operated as an S corporation since April 1, 1998. An S corporation passes through essentially all taxable income and losses to its stockholders and does not pay income taxes at the corporate level. For comparative purposes, we have included a pro forma provision for income taxes assuming we had been taxed as a C corporation in all periods our S corporation election was in effect. The pro forma provision does not reflect the approximately $628,000 one-time, non-cash benefit for recognition of deferred income taxes we will record when we convert from an S corporation to a C corporation contemporaneously with this offering.

     For financial reporting purposes, each of our first three fiscal quarters consists of twelve weeks and our fourth fiscal quarter consists of the remainder of the year, or approximately sixteen weeks.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship of the specified items to operating revenues for the periods indicated:

                                        APRIL 1, 1997    TWENTY-EIGHT                   TWELVE WEEKS ENDED
                                        (INCEPTION) TO   WEEKS ENDED     YEAR ENDED    ---------------------
                                         DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   MARCH 28,   MARCH 27,
                                           1997(1)           1998           1998         1998        1999
                                        --------------   ------------   ------------   ---------   ---------
Operating revenues....................      100.0%          100.0%         100.0%       100.0%      100.0%
Operating expenses:
  Salaries, wages, and benefits.......       65.8%           64.1%          64.3%        65.2%       65.4%
  Operating supplies and expenses.....        8.0%            7.5%           7.5%         7.6%        6.7%
  General and administrative..........        6.4%            4.6%           4.8%         4.9%        4.5%
  Operating taxes and licenses........        3.8%            3.4%           3.5%         3.8%        3.6%
  Insurance and claims................        3.3%            3.8%           3.5%         2.6%        2.9%
  Depreciation and amortization.......        1.9%            2.8%           2.6%         2.3%        2.8%
  Communications and utilities........        1.9%            1.7%           1.7%         1.7%        1.7%
  Rent and purchased transportation...        4.0%            4.8%           5.0%         5.0%        5.2%
                                            ------          ------         ------       ------      ------
          Total operating expenses....       94.9%           92.6%          92.9%        93.2%       92.8%
                                            ------          ------         ------       ------      ------
Operating earnings....................        5.1%            7.4%           7.1%         6.8%        7.2%
Interest expense and other, net.......        1.4%            1.1%           1.3%         1.5%        1.1%
                                            ------          ------         ------       ------      ------
Earnings before income taxes..........        3.7%            6.3%           5.8%         5.3%        6.1%
Pro forma provision for income
  taxes(2)............................        1.5%            2.3%           2.8%         2.2%        2.4%
                                            ------          ------         ------       ------      ------
Pro forma net earnings(2).............        2.1%            4.0%           3.0%         3.1%        3.7%
                                            ======          ======         ======       ======      ======

---------------

(1) This period includes start-up expenses of approximately $989,000 incurred from inception on April 1, 1997, to our commencement of operations effective June 28, 1997.

(2) Provision for income taxes and net earnings for the periods ended December 31, 1997, and March 28, 1998, are actual as we were a C corporation for tax purposes for these periods.

COMPARISON OF TWELVE WEEKS ENDED MARCH 28, 1998, TO TWELVE WEEKS ENDED MARCH 27, 1999

     Operating revenues increased $6.7 million, or 11.7%, from $57.4 million for the 1998 period to $64.1 million for the 1999 period. The operating revenues increase was primarily attributable to an overall increase in freight tonnage, as well as higher LTL revenue per hundredweight. Total tonnage increased 25,525 tons, or 5.7%, from 448,836 tons in the 1998 period to 474,361 tons in the 1999 period. LTL revenue per hundredweight increased 3.4%, from $8.36 in the 1998 period to $8.64 in the 1999 period. Our general measures of operating efficiency also improved. Linehaul load factor increased 1,759 pounds, or 9.0%, from 19,468 pounds for the 1998 period to 21,227 in the 1999 period. Pick-up and delivery operations transported an additional 125 pounds of LTL freight per hour, a 5.3% increase, from 2,379 LTL pounds per hour in the 1998 period to 2,504 in the 1999 period. Dock operations moved an additional 281 pounds of LTL freight per hour, an 8.6% increase, from 3,251 LTL pounds per hour in the 1998 period to 3,532 in the 1999 period.

     Salaries, wages, and benefits increased $4.5 million, or 12.0%, from $37.4 million for the 1998 period to $41.9 million for the 1999 period. As a percentage of operating revenues, salaries, wages, and benefits increased slightly from 65.2% for the 1998 period to 65.4% for the 1999 period, primarily because in the 1998 period we received a one-time $648,000 refund of unemployment taxes that we did not receive in the 1999 period. Excluding the effect of this refund, salaries, wages, and benefits decreased as a percentage of operating revenues from 66.4% in the 1998 period to 65.4% in the 1999 period, as increases in productivity and LTL revenue per hundredweight more than offset higher wages. Hourly wages and salaries were increased effective March 1, 1999, by 3.0% and March 1, 1998, by 5%. Effective March 1, 1999, we increased the matching component of our 401(k) plan from 50% of the employee's contribution, with a maximum matching contribution of 2.5%, to 75% of the employee's contribution, with a maximum matching contribution of 3.75%. The cost of salaries, wages, and benefits as a percentage of operating revenues will increase in future periods unless we continue to generate sufficient productivity gains to offset the additional expense.

     Operating supplies and expenses, which consist primarily of fuel, maintenance, and operating supplies, decreased $117,000, or 2.7%, from $4.4 million for the 1998 period to $4.3 million for the 1999 period. As a percentage of operating revenues, operating supplies and expenses decreased from 7.6% for the 1998 period to 6.7% for the 1999 period. The decrease as a percentage of operating revenues reflected a decrease in maintenance costs, as the new tractors and trailers delivered as part of our fleet upgrade required less maintenance than the older equipment and allowed us to close ten of our 16 maintenance facilities between the 1998 period and the 1999 period. We also benefited from the improved fuel mileage of the new tractors. We expect maintenance costs to continue to decrease as a percentage of operating revenues, and our fuel mileage to continue to improve as the fleet upgrade continues. Fuel prices decreased from an average of $.527 per gallon before fuel taxes in the 1998 period to $.429 per gallon before fuel taxes in the 1999 period. Fuel prices rose 11% in April 1999 over the average level during the twelve weeks ended March 27, 1999 and will result in higher costs in future periods if they remain at elevated levels.

     General and administrative increased $72,000, or 2.6%, from $2.8 million in the 1998 period to $2.9 million in the 1999 period. As a percentage of operating revenues, general and administrative decreased from 4.9% in the 1998 period to 4.5% in the 1999 period, as a result of an increased revenue base over which these costs were spread.

     Operating taxes and licenses increased $169,000, or 7.8%, from $2.2 million for the 1998 period to $2.3 million for the 1999 period. As a percentage of operating revenues, operating taxes and licenses decreased from 3.8% for the 1998 period to 3.6% for the 1999 period. Greater productivity per licensed unit more efficiently spread this fixed cost per unit.

     Insurance and claims increased $340,000, or 22.6%, from $1.5 million for the 1998 period to $1.8 million for the 1999 period. As a percentage of operating revenues, insurance and claims increased from 2.6% for the 1998 period to 2.9% for the 1999 period, as a result of an increase in cargo damage claims. We have implemented several claims prevention programs to raise employee awareness concerning the handling of freight without damage.

     Depreciation and amortization increased $458,000, or 34.1%, from $1.3 million for the 1998 period to $1.8 million for the 1999 period. As a percentage of operating revenues, depreciation and amortization increased from 2.3% for the 1998 period to 2.8% for the 1999 period, as a result of a newer and larger fleet being depreciated in the 1999 period compared with the 1998 period. We expect depreciation and amortization to continue to rise as a percentage of operating revenues in future periods as our fleet upgrade continues.

     Communications and utilities increased $117,000, or 11.9%, from $984,000 in the 1998 period to $1.1 million in the 1999 period. As a percentage of operating revenues, communications and utilities remained constant at 1.7% of operating revenues.

     Rent and purchased transportation increased $459,000, or 16.1%, from $2.8 million for the 1998 period to $3.3 million for the 1999 period. As a percentage of operating revenues, rent and purchased transportation increased from 5.0% for the 1998 period to 5.2% for the 1999 period, as a result of increased outsourcing of linehaul movements to third party carriers in an attempt to decrease the number of empty miles being driven. We expect our outsourcing to these carriers will increase in future periods.

     As a result of the foregoing, our operating ratio improved from 93.2% for the 1998 period to 92.8% for the 1999 period.

     Interest expense and other, net decreased $174,000, or 19.6%, from $889,000 for the 1998 period to $715,000 for the 1999 period. As a percentage of operating revenues, interest expense and other, net decreased from 1.5% for the 1998 period to 1.1% for the 1999 period. Our average debt balances increased from $44.8 million in the 1998 period to $50.4 million in the 1999 period, and our average interest rates decreased from 8.2% in the 1998 period, to 7.7% in the 1999 period.

     As a result of the factors described above, earnings before income taxes increased $890,000, or 29.3%, from $3.0 million for the 1998 period to $3.9 million for the 1999 period. As a percentage of operating revenues, earnings before income taxes increased from 5.3% for the 1998 period to 6.1% for the 1999 period.

     Our effective combined federal and state income tax rate for the 1998 period was 41.2%, compared with pro forma combined federal and state income tax rate of 39.7% used for the 1999 period, which is consistent with the effective rate we expect going forward.

     As a result of the factors described above, net earnings increased $583,000, or 32.7%, from net earnings of $1.8 million for the 1998 period to pro forma net earnings of $2.4 million for the 1999 period. Our net margin improved, as net earnings increased from 3.1% of operating revenues for the 1998 period to pro forma net earnings of 3.7% for the 1999 period.

YEAR ENDED DECEMBER 31, 1998

     Operating revenues were $259.9 million in 1998. Total tonnage transported in 1998 was 1,984,444 tons and LTL revenue per hundredweight was $8.37. Throughout the year we increased our monitoring of shipper-supplied weights and freight classifications and increased our freight rates on new and expiring contracts on two occasions, January 1, 1998, and October 1, 1998. Pick-up and delivery drivers transported 2,420 pounds of LTL freight per hour while our dock operations moved 3,303 pounds of LTL freight per hour for the year. Linehaul load factor was 20,246 pounds for the year and we expect this number to improve as approximately 4,500 new high-capacity trailers are delivered through 2001.

     Salaries, wages, and benefits represented 64.3% of operating revenues, or $167.2 million in 1998. The productivity of our pick-up and delivery and dock operations helped offset an hourly wage and salary increase of 5%, effective March 1, 1998.

     Operating supplies and expenses, representing 7.5% of operating revenues, was $19.4 million in 1998. These costs vary with the age of our fleet and cost of fuel. Average fuel cost was $.489 per gallon before fuel taxes in 1998. We expect maintenance costs to continue to decrease as a percentage of operating revenues and our fuel mileage to continue to improve as our fleet upgrade continues.

     General and administrative, representing 4.8% of operating revenues, was $12.4 million in 1998.

     Operating taxes and licenses, representing 3.5% of operating revenues, was $9.2 million in 1998. These costs vary according to the amount of fuel purchased and the number of vehicles registered each year. The fleet upgrade will increase our licensing costs; however, the sale of older equipment will partially offset the increase.

     Insurance and claims, representing 3.5% of operating revenues, was $9.0 million in 1998.

     Depreciation and amortization, representing 2.6% of operating revenues, was $6.8 million in 1998. As we continue the fleet upgrade, depreciation and amortization will increase as a percentage of operating revenues.

     Communications and utilities, representing 1.7% of operating revenues, was $4.4 million in 1998.

     Rent and purchased transportation, representing 5.0% of operating revenues, was $13.1 million in 1998. The costs included loads contracted for transport by third party carriers, which decreases the number of empty miles being driven. This category was also impacted in 1998 by the opening of terminals in Chicago, St. Louis, Kansas City, Memphis, and Denver and the leasing of terminals in Eagle Pass, Temple, and Fort Worth, Texas following the sale-and-leaseback transaction.

     Interest expense and other, net was $3.5 million in 1998, representing 1.3% of operating revenues.

     In 1998, earnings before income taxes were $15.0 million, representing 5.8% of operating revenues. Pro forma net earnings were $7.9 million, representing 3.0% of operating revenues. Our pro forma effective tax rate during 1998 was 47.7%. We expect our effective tax rate in future periods to be approximately 39.7%.

COMPARISON OF PERIOD FROM INCEPTION TO DECEMBER 31, 1997, TO TWENTY-EIGHT WEEKS ENDED DECEMBER 31, 1998

     The 1997 period includes $989,000 of start-up expenses incurred from our inception on April 1, 1997, to commencement of operations effective June 28, 1997. The 1998 period includes one additional week of operations.

     Operating revenues increased $29.4 million, or 26.3%, from $111.9 million for the 1997 period to $141.3 million for the 1998 period. The increase in operating revenues was attributable primarily to an overall increase in tonnage from new and existing customers as well as rate increases on new or expiring contracts. Total tonnage increased 174,824 tons, or 19.8%, from 883,353 tons in the 1997 period to 1,058,177 tons in the 1998 period. One rate increase was effective as of January 1, 1998, while a second was effective as of October 1, 1998, with three months of effect on the 1998 period. LTL revenue per hundredweight was $8.40 in both periods. Our general measures of operating efficiency improved period over period. Linehaul load factor increased 1,169 pounds, or 6.1%, from 19,252 pounds for the 1997 period to 20,421 in the 1998 period. Pick-up and delivery operations transported an additional 144 LTL pounds per hour, a 6.3% increase, from 2,277 in the 1997 period to 2,421 in the 1998 period. Dock operations moved an additional 152 LTL pounds per hour, a 4.8% increase, from 3,163 in the 1997 period to 3,315 in the 1998 period.

     Salaries, wages, and benefits increased $16.9 million, or 23.0%, from $73.6 million for the 1997 period to $90.5 million for the 1998 period. As a percentage of operating revenues, salaries, wages, and benefits decreased from 65.8% for the 1997 period to 64.1% for the 1998 period as increases in the productivity of pick-up and delivery and dock drivers more than offset higher wages.

     Operating supplies and expenses increased $1.7 million, or 19.0%, from $8.9 million for the 1997 period to $10.6 million for the 1998 period. As a percentage of operating revenues, operating supplies and expenses decreased from 8.0% for the 1997 period to 7.5% for the 1998 period. The decrease as a percentage of operating revenues reflected a decrease in maintenance costs, as new tractors and trailers delivered as part of our fleet upgrade required less maintenance than the older equipment and allowed us to close two of our maintenance facilities during the 1998 period. We also benefited from the slightly improved fuel mileage of the new tractors and decreased fuel prices from an average of $.613 per gallon before fuel taxes in the 1997 period to $.468 per gallon before fuel taxes in the 1998 period.

     General and administrative decreased $567,000, or 8.0%, from $7.1 million for the 1997 period to $6.5 million for the 1998 period. As a percentage of operating revenues, general and administrative decreased from 6.4% for the 1997 period to 4.6% for the 1998 period, as a result of $989,000 in start-up expenses associated with the management buyout during 1997 which was partially offset by an increase in office supplies expense.

     Operating taxes and licenses increased $483,000, or 11.3%, from $4.3 million for the 1997 period to $4.8 million for the 1998 period. As a percentage of operating revenues, operating taxes and licenses decreased from 3.8% for the 1997 period to 3.4% for the 1998 period. The decrease was attributable to the refund of real estate taxes resulting from the lowering of tax values of certain properties, which was partially offset by increased taxes associated with a higher quantity of fuel being purchased due to a growing fleet and increased licensing costs as we continue to upgrade our fleet.

     Insurance and claims increased $1.8 million, or 48.9%, from $3.6 million for the 1997 period to $5.4 million for the 1998 period. As a percentage of operating revenues, insurance and claims increased from 3.3% for the 1997 period to 3.8% for the 1998 period, primarily as a result of increased freight damage and accident claims in the 1998 period.

     Depreciation and amortization increased $1.8 million, or 82.8%, from $2.1 million for the 1997 period to $3.9 million for the 1998 period. As a percentage of operating revenues, depreciation and amortization increased from 1.9% for the 1997 period to 2.8% for the 1998 period. The increase in the 1998 period resulted from a newer and larger fleet being depreciated as the fleet upgrade continues. We expect depreciation and amortization to continue to rise as a percentage of operating revenues in future periods as the upgrade continues.

     Communications and utilities increased $241,000, or 11.3%, from $2.1 million for the 1997 period to $2.4 million for the 1998 period. As a percentage of revenue, communications and utilities decreased slightly from 1.9% in the 1997 period to 1.7% in the 1998 period as these primarily fixed costs were spread over a larger revenue base.

     Rent and purchased transportation increased $2.3 million, or 53.0%, from $4.4 million for the 1997 period to $6.8 million for the 1998 period. As a percentage of operating revenues, rent and purchased transportation increased from 4.0% for the 1997 period to 4.8% for the 1998 period. The increase resulted from increased outsourcing of linehaul movements to third party carriers in an effort to decrease the number of empty miles being driven, the opening of terminals in Chicago, Illinois, and Denver, Colorado, and the leasing of terminals in Eagle Pass, Temple, and Fort Worth, Texas in the 1998 period following the sale-and-leaseback transaction. We expect our outsourcing to these carriers will increase in future periods.

     As a result of the foregoing, our operating ratio improved from 94.9% in the 1997 period to 92.6% in the 1998 period.

     Interest expense and other, net remained constant at $1.6 million in each period. As a percentage of operating revenues, interest expense and other, net decreased from 1.4% in the 1997 period to 1.1% in the 1998 period. Our average debt balances increased from $34.5 million in the 1997 period to $44.2 million in the 1998 period, and our average interest rates decreased from 8.5% in the 1997 period to 7.8% in the 1998 period.

     As a result of the factors described above, earnings before income taxes increased $4.8 million, or 116.4% from $4.1 million in the 1997 period to $8.9 million in the 1998 period. As a percentage of operating revenues, earnings before income taxes increased from 3.7% in the 1997 period to 6.3% in the 1998 period.

     Our effective combined federal and state income tax rate for the 1997 period was 41.9%, and our pro forma effective rate for the 1998 period was 36.5%. The effective rate for 1998 was reduced by the effects of a state tax refund.

     As a result of the factors described above, pro forma net earnings increased $3.2 million, or 136.6%, from net earnings of $2.4 million in the 1997 period to pro forma net earnings of $5.6 million in the 1998 period. Our net margin improved, as net earnings increased from 2.1% of operating revenues in the 1997 period to pro forma net earnings of 4.0% of operating revenues in the 1998 period.

LIQUIDITY AND CAPITAL RESOURCES

     Our business requires substantial, ongoing capital investments, particularly for new tractors and trailers. Our primary sources of liquidity have been cash provided by operations, borrowings under a bank credit agreement to fund equipment purchases and working capital needs, borrowing under secured equipment notes, and a real estate financing transaction with a related party. We intend to use a portion of the net proceeds of this offering to repay all borrowings under our credit facility and other secured debt. This will leave only the real estate financing transaction as a long-term debt immediately following this offering. The trucking industry requires extensive investment in revenue equipment. We anticipate capital expenditures of approximately $50.0 million in each of 1999 and 2000 and $36.0 million in 2001, primarily consisting of new tractors and trailers. Thereafter, net capital investments will continue to be substantial. We believe the net proceeds of the offering, cash generated from operations, and borrowings under credit facilities will be sufficient to fund our operations at least through the end of 2000.

     The extent to which these existing sources of capital will also be adequate to fund our acquisition program is dependent upon such factors as the number of attractive acquisitions available to us, their size, and the profitability of our operations and the operations we intend to acquire. Should these factors be such that currently available capital resources are inadequate, we may seek additional sources of capital. Such sources could include additional bank borrowings or the issuance of debt or equity securities. If sources of capital are unavailable or available only on terms that we find unattractive, we may be forced to reduce or delay our acquisition strategy.

     Net cash (used in) provided by operating activities was ($123,000) for the period from inception to December 31, 1997, $26.3 million for the year ended December 31, 1998, $1.1 million for the twelve weeks ended March 28, 1998, and $5.7 million for the comparable 1999 period. Our accounts receivable increased $22.9 million during the period from inception to December 31, 1997, $6.7 million during the year ended December 31, 1998, $6.7 million during the twelve weeks ended March 28, 1998, and $2.1 million during the twelve weeks ended March 27, 1999. The increase in 1997 resulted from the start-up of our business. The average age of our accounts receivable was 36.9 days for the period from inception to December 31, 1997, 43.9 days for the year ended December 31, 1998,
43.3 days for the twelve weeks ended March 28, 1998, and 43.7 days for the comparable 1999 period.

     Net cash used in investing activities was $55.4 million for the period from inception to December 31, 1997, $26.0 million for the year ended December 31, 1998, $6.3 million for the twelve weeks ended March 28, 1998, and $14.2 million for the comparable 1999 period. These capital expenditures were financed with long-term debt and cash flows from operations. Our budget for capital expenditures is approximately $50.0 million for each of 1999 and 2000 and approximately $36.0 million for 2001, before considering the proceeds from sales or trades of equipment. Our capital expenditures will consist primarily of the acquisition of new tractors and trailers in connection with our fleet upgrade. We expect to pay for the projected capital expenditures with our proceeds from this offering, borrowings, and cash flows from operations.

     Net cash provided by (used in) financing activities was $56.3 million for the period from inception to December 31, 1997, ($237,000) for the year ended December 31, 1998, $5.3 million for the twelve weeks ended March 28, 1998, and $9.0 million for the comparable 1999 period. In 1997, the net cash provided by financing activities consisted primarily of net borrowings of $5.9 million under our credit agreement with Compass Bank, $35.4 million in other secured long-term debt, and $15.0 million in proceeds from the issuance of our common stock to existing stockholders. We paid S corporation dividends to our stockholders of $2.6 million in 1998, and $458,000 in the twelve weeks ended March 27, 1999. We plan to pay an additional $7.0 million in S corporation dividends to our existing stockholders contemporaneously with this offering.

     At March 27, 1999, we had outstanding long-term debt (including current portion) of $57.4 million, most of which was for the purchase of revenue equipment and the refinancing of the note payable to the bank which was used to consummate the management buyout. We are a party to a credit agreement with Compass Bank which consists of a $22.0 million term loan facility to fund the purchase of new pick-up and delivery tractors and a $22.5 million revolving line of credit. At March 27, 1999, $7.3 million was outstanding under the revolving credit facility and $7.6 million was outstanding under the term loan. Borrowings under the credit agreement are secured by accounts receivable, equipment, and other assets. We intend to repay all outstanding borrowings under the credit facility with a portion of the net proceeds of this offering. Following such repayment, aggregate borrowing capacity under the credit agreement will be $32.0 million. We currently pay interest under the revolving line of credit facility at 1.5% above the 30-day London Interbank Offered Rate in effect from time to time. Our remaining long-term debt at March 27, 1999, consisted of $26.8 million under the real estate financing with Southwest and $15.7 million in secured equipment notes. The equipment notes and credit agreement may be prepaid at any time without penalty. All amounts outstanding under such notes and the credit agreement will be repaid with a portion of our offering proceeds.

     From time to time we experience a working capital deficit. This is common to many trucking companies that expand by financing revenue equipment purchases. We believe our working capital deficits have had little impact upon liquidity. When we finance revenue equipment through borrowing, a portion of the indebtedness is categorized as a current liability, although the revenue equipment is classified as a long-term asset. Consequently, each purchase of financed revenue equipment decreases working capital. We had a working capital (deficit) surplus of ($4.9 million) at December 31, 1997, $3.1 million at December 31, 1998, and ($3.1 million) at March 27, 1999.

INFLATION

     Inflation has had a minimal effect on our profitability since we commenced operations. Most of our operating expenses are inflation-sensitive. We expect that inflation will affect our costs no more than it affects those of other LTL carriers.

SEASONALITY

     We experience some seasonal fluctuations in freight volume. Historically, our shipments decrease during winter months. Our operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs for our tractors and trailers in colder weather. Our southern operating region lessens the seasonal impact.

YEAR 2000 ISSUES

     Many currently-installed computer and communications systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. This situation could result in system failures or miscalculations causing disruptions in the operations of many businesses, including, among other things, their ability to process transactions, send invoices, or engage in similar normal business activities. As a result, many companies' software and computer and communications systems need to be upgraded or replaced.

     We are heavily dependent upon the proper functioning of our computer and data dependent systems. These include, but are not limited to our billing, dispatch, electronic data interchange, fueling, payroll, telephone, vehicle maintenance, and yard and equipment inventory systems. Any failure or malfunctioning on the part of these or other systems could adversely affect our business in ways that can not be entirely known, discerned, quantified, or otherwise anticipated.

     On January 3, 1998, we initiated a comprehensive evaluation of those areas of our business that we believed could be affected by the Year 2000 phenomenon. As part of this comprehensive evaluation we identified those information systems and non-information systems within our organization that we believe require remediation in order to be Year 2000 compliant and established a remediation schedule which anticipates addressing all critical Year 2000 issues by July 1999. As of April 30, 1999, we had completed approximately 95% of the remediation process and testing on 15% of the remediated systems.

     As part of the remediation process, we have also opened communications with our significant suppliers, our 500 largest customers, and those trucking companies with whom we have formed marketing alliances in order to determine the extent to which we are vulnerable to a failure on the part of such third parties to remedy their own Year 2000 issues. To the best of our knowledge, these third parties are either Year 2000 compliant or are taking steps to become Year 2000 compliant by the end of 1999. If these third parties do not timely achieve Year 2000 compliance, however, it is conceivable that their operations could be adversely affected. This could, in turn, have an adverse impact on our operations.

     The cost of testing and remedying all of our systems and applications is not expected to exceed $742,000 from inception in calendar year 1998 through completion in calendar year 1999. Of these costs, approximately $600,000 were paid through March 27, 1999. All estimated costs have been budgeted and are expected to be funded by cash flows from operations. We do not expect the total cost to us of Year 2000 compliance issues to be material to our business, financial condition, or operating results.

     Because we have taken precautionary steps in advance of the new millennium, we do not foresee that the coming of the Year 2000 will have a material adverse effect on our business. We cannot, however, guarantee that we will successfully complete our remediation as scheduled, or that completion of our remediation will prevent all negative impacts to our operations resulting from the Year 2000 phenomenon. If our remediation is not timely completed, or if it is not completely successful in preventing the negative effects of the Year 2000 phenomenon, our business operations may be negatively affected. Furthermore, there can be no guarantee that the systems of other companies on which our system relies will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our system, would not have a material adverse effect on our operations.

     Because we cannot guarantee that our precautionary measures will prevent the occurrence of any and all problems resulting from the Year 2000 phenomenon, we have established a contingency plan based on our existing capabilities and resources. A team of our information systems employees will be assigned to each area of operations. There will be no development or enhancement work scheduled while Year 2000 issues remain outstanding. Our information systems employees will be dedicated solely to resolving such issues. To insure that there will be an adequate number of information systems employees available, no information system employee will be allowed to take a vacation from December 30, 1999 through January 15, 2000. In the event we lose electrical power, the computer center at our corporate headquarters in Waco, Texas, can be powered by backup generators so that it can operate without public utilities. These generators operate as stand alone units so that the failure of a single generator will not interrupt operations. In addition, large external fuel tanks and large fuel storage facilities at the Waco terminal insure prolonged utilization of the generators if required. Even if we completely lost the use of our computer system, our freight operation could proceed. While operations efficiency may be affected, business transactions could be recorded on paper and entered into the computer system at a later date.

ENVIRONMENTAL CAPITAL REQUIREMENTS

     At two of our Texas terminal facilities, Fort Worth and Odessa, we have not completed our remediation efforts related to petroleum storage tanks. The State of Texas has a reimbursement fund that is available to those who follow the State's guidelines and include State officials in the decision making process. The State of Texas limits reimbursement at any single site to $1.0 million. Approximately $800,000 in remediation costs, including $200,000 following the management buyout, have been incurred at Odessa, and $20,000 in such costs have been incurred at Fort Worth. We expect the future remediation costs to be approximately $400,000 at Odessa and $10,000 at Fort Worth. We have accrued a reserve on our balance sheet to reflect the amount we do not expect to recover.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are interest rates on our debt and real estate financing. Our revolving line of credit, provided there has been no default, carries a maximum variable interest rate of LIBOR plus 2% and is currently at LIBOR plus 1.5%. This variable interest rate exposes us to the risk that interest rates may rise. Assuming borrowing equal to the $7.3 million drawn on the line of credit at March 27, 1999, a one percentage point increase in the LIBOR would increase our annual interest expense by $73,000. Our real estate financing of approximately $26.8 million carries a ten-year fixed interest rate of 8.09%. In addition our term notes payable to the bank of $7.6 million and other equipment notes payable of approximately $15.7 million carry fixed interest rates. These fixed interest rates expose us to the risk that interest rates may fall. A one percentage point decline in interest rates would have the effect of increasing the premium we pay over the market interest rate by one percentage point or approximately $510,000 annually.

     We have not engaged in any fuel hedging transactions since inception. Thus, we are exposed to fluctuations in fuel prices but are not exposed to any market risk involving hedging costs.

                           THE REGIONAL LTL INDUSTRY

     We are a regional, less-than-truckload, LTL, carrier headquartered in Texas serving shippers primarily within a five-state region of the southwestern United States. We transport LTL shipments, categorized as shipments weighing less than 10,000 pounds, on scheduled routes from multiple shippers to multiple consignees.

     LTL carriers typically utilize a network of terminals together with fleets of linehaul and pick-up and delivery tractors and trailers. In general, the more freight an LTL carrier transports within a geographic area, the lower its per-shipment operating expenses. This is particularly true with respect to its pick-up and delivery operations, where increased freight volumes typically result in more shipments per stop, referred to as greater route density.

     As route density increases, an LTL carrier is able to make more pick-ups and deliveries with fewer stops, thereby improving customer service and lowering costs per shipment. Similarly, the more freight an LTL carrier hauls between two given terminals, referred to as lane density, the greater the opportunity to increase revenue per mile, minimize empty miles, improve customer service, and reduce costs from intermediate handling and reconsolidation.

     We believe that major distribution trends in the United States favor regional LTL carriers, which generally are defined as LTL carriers that deliver substantially all of their freight by the end of the second day after pick-up. We believe that these trends were the major factor in the compounded annual revenue growth, from 1995 to 1998, of 15.3% among publicly traded regional LTL carriers as compared with 2.7% among publicly traded national LTL carriers. With increasingly sophisticated information systems fueling the growth and reliability of just-in-time inventory management, U.S. companies increasingly are adopting regional distribution strategies to replace national distribution strategies. This trend opens opportunities to regional LTL carriers that can offer a service advantage over non-regional LTL carriers and a cost advantage over air freight companies. Successful regional LTL carriers can thereby make themselves an integral part of regional supply chains and function as a "warehouse on wheels" for corporate America.

     A major characteristic of many regional LTL carriers, including Central, is that their route density enables them to minimize the time consuming and costly resorting of freight at intermediate points that more frequently occurs at non-regional LTLs. At Central, for example, 70% of all shipments are loaded directly from their terminal of origin to their terminal of destination. Another key characteristic of many regional LTLs is speed of service. Our management team believes that by delivering 80% of our freight by the end of the first day following pickup and 93% by the second day following pickup, as we did in 1998, we gain a competitive advantage over non-regional LTL carriers.

     Inter-regional and national LTL carriers, classified as LTL carriers with average lengths of haul of 500 to 1,000 miles and greater than 1,000 miles, respectively, comprise the balance of the LTL segment. These carriers typically employ a series of hub-and-spoke terminals, which entail multiple cargo reloadings and rehandlings, as a means of improving truck utilization. Although national and inter-regional LTL carriers typically have more total terminals than regional carriers, they may not, as is the case with Central in its region, have as many terminals in a given region as a leading regional carrier. We believe that our high terminal density in our region operates both as a service and cost advantage and as a barrier to entry with regard to inter-regional and national LTL carriers. We believe this is illustrated by the fact that we count among our customers the four largest national LTL carriers.

             HISTORY OF CENTRAL FREIGHT LINES AND MANAGEMENT BUYOUT

     Our company began its operations effective June 28, 1997, after we acquired the assets of the Southwestern Division of Viking Freight Lines. The history of the name Central Freight Lines and its Texas franchise, however, date back to 1925, when Central Freight Lines was founded in Waco, Texas. That entity, which we refer to as Old Central, was a regional LTL carrier that served the intrastate Texas LTL market for decades. Old Central grew until, in the early 1990s, it had over 100 terminals in Texas.

     In 1993, national LTL carrier Roadway Services, Inc. purchased Old Central. Roadway initially operated Old Central as an independent subsidiary. Beginning in 1995, however, several events occurred that fundamentally changed Old Central's operations. In August 1995, Roadway Services spun off to its stockholders its unionized LTL operations, including Roadway Express, Inc., and changed its name to Caliber System, Inc. On January 1, 1996, Caliber merged Old Central and three other non-union regional LTL carriers from other regions into one operation under the name of the largest regional carrier, Viking Freight Lines. Following the merger, Viking centralized all accounting, computer systems, and upper management functions in its headquarters in San Jose, California and thereby formed a national LTL carrier from the four regional carriers. In that process, Viking de-emphasized regional marketing, solicited more transcontinental, long-haul freight, and lost alliances with other carriers. This strategy was not successful, and Viking incurred substantial losses. Caliber decided to sell the assets of Old Central and the two other former regional carriers it had merged into Viking.

     Our management team believed that it could purchase the assets of the Southwestern Division of Viking and operate them profitably by returning to regional operations. In April 1997, the members of our management team asked Jerry Moyes to join in bidding for the assets of Old Central. Mr. Moyes is the Chairman, Chief Executive Officer, and largest stockholder of Swift Transportation (Nasdaq: SWFT). He has guided Swift from $33 million in reported annual revenue in 1984 to $873 million in 1998 through a combination of internal growth and eight significant acquisitions. Mr. Moyes, who now serves as the Chairman of our Board of Directors, invested over 95% of the equity capital and personally guaranteed the $43 million in bank financing necessary to fund the purchase. Our management team invested the remaining equity and has been granted options under our incentive stock plan to purchase an additional 2.3 million shares. The shares and options together represent 20% of our pre-offering equity on a fully diluted basis.

     On April 1, 1997, our company, the new Central Freight Lines, Inc. was incorporated. On May 13, 1997, we agreed to purchase the assets of the Southwestern Division of Viking. These assets included approximately 1,600 tractors; approximately 4,900 trailers; additional revenue and non-revenue equipment; owned and leased real property; owned and leased tangible property; inventories of parts, tires, fuel, and oil; contracts, records, licenses, permits and approvals; and the Central name. We had approximately 45 days to fund the transaction, assemble an employee base, and prepare to open operations. During that period, dozens of former Old Central employees, some of whom had found other jobs, joined us at the new Central. Effective June 28, 1997, we opened for operations with nearly 4,000 employees.

                                    BUSINESS

OPERATIONS AND TERMINAL NETWORK

     We offer regional LTL services primarily in the south-central and southwestern region of the United States. As an LTL carrier, we typically transport multiple shipments for multiple customers in each trailer. Our drivers pick up freight during the day and deliver it to the origin terminal by early evening. Upon arrival at the origin terminal, the freight is unloaded, logged into our computerized tracking system, and reloaded onto a linehaul inter-city trailer that is bound for the destination city. Upon arrival at the destination terminal, the freight is unloaded, sorted, and delivered by local delivery trucks. We move the freight on strict schedules throughout our region to provide the next day and second day service required by our many time-sensitive customers. Our computerized tracking system provides information on a daily basis for us to monitor our service standards and for our customers to track their shipments.

     Given our terminal density in our five-state core region, we are able to load approximately 70% of our freight for transport directly from the origin terminal to the destination terminal. We emphasize direct loading of freight between terminals to avoid intermediate sorting and re-routing which increases labor costs, damage claims, and delays. The remaining 30% of our freight goes from the origin terminal to a single, intermediate stop where the freight is unloaded, consolidated, and re-loaded with other freight headed for the same destination. Very little of our freight travels through the multiple intermediate stops that are common with national, inter-regional, and some other regional LTL carriers.

     Texas has the third largest economy of any state in the United States and is an important production and consumption state. This leads to heavy freight volume into and out of Texas. Approximately 92% of our freight originates or terminates in Texas. Our 38 terminals in Texas form the largest LTL network in the state, and we believe our Dallas facility is the world's largest LTL terminal operated by a single company. Fifty-eight of our 66 terminals are strategically located in our five-state core region of Texas, Louisiana, Arkansas, Oklahoma, and New Mexico to take advantage of this freight volume. Our remaining terminals are located in geographic areas with strong freight flows to and from our core region.

     By concentrating our operations in a defined region we limit our average length of haul to approximately 300 miles. During 1998, the short transit times and efficient pick-up and delivery schedules enabled us to deliver 80% of our freight the next day and 93% within two days. We believe this service level is difficult for competitors to match throughout our region.

     We use our strong market position in our core region to selectively expand into locations with significant traffic to and from our region. We focus initially on large cities outside our core region where our existing customers have substantial freight volume flowing both ways and the customers have been willing to commit freight to us as we open service in these new locations. This allows us to operate profitably while expanding geographically. We then expand service when justified by customer demand rather than immediately offering service to all points in a given state. We believe this strategy minimizes the productivity shortfalls and additional personnel and capital expenditures that can hamper some carriers that expand with all points service. To date we have opened our own terminals in Chicago, Denver, Kansas City, Memphis, and St. Louis and initiated an agency relationship in Phoenix.

     We operate 66 terminals in our freight transportation network. Our five largest terminals by number of loading doors are listed below:

                                                                           AVERAGE POUNDS
                                                              NUMBER OF      OF FREIGHT
                                                               LOADING    HANDLED DAILY IN
LOCATION                                                        DOORS           1998
--------                                                      ---------   ----------------
Dallas, Texas...............................................      525        7.3 million
Houston, Texas..............................................      335        3.8 million
Fort Worth, Texas...........................................      203        2.4 million
San Antonio, Texas..........................................      147        1.3 million
Austin, Texas...............................................      132        0.7 million
61 others...................................................    1,925       10.9 million
                                                                -----       ------------
          Total.............................................    3,267       26.4 million
                                                                =====       ============

We lease all 66 of our terminals. Forty of these terminals are leased from related parties. You should review "Certain Relationships and Related Transactions" for a discussion of these leasing arrangements.

REVENUE EQUIPMENT AND FLEET UPGRADE

     We operate a fleet of approximately 1,670 tractors and 5,900 trailers. We are in the process of upgrading the fleet with new tractors and trailers. We expect the new equipment to improve our operating efficiencies.

     Most of the tractors and trailers we purchased in the management buyout were over ten years old. This older equipment is inefficient and requires substantial maintenance. We operated 16 maintenance facilities to service this older fleet. The fleet of trailers we purchased in the management buyout included substantial numbers of both 26 foot trailers with 92.5 and 96 inch doors and 45 foot long trailers. We are in the process of replacing these trailers because they carry substantially less freight than our new trailers.

     We began to upgrade our fleet shortly after the management buyout. In late 1997, we purchased 500 used, 28-foot by 102-inch trailers from Viking to replace the oldest and smallest trailers we had acquired in the buyout. We expect to place in service approximately 1,600 new tractors and 4,500 new trailers during the course of our fleet upgrade. The new trailers are 28 feet long, have 102-inch doors, and are equipped with the Kinedyne(R) retractable beam system that allows us to stack freight on two levels inside the trailers. The new pick-up and delivery tractors are covered by a seven-year warranty.

     We expect the following operating efficiencies from our new equipment:

     - Parts and maintenance expense should decrease substantially. We have closed ten of our 16 original maintenance facilities since August 1997. In addition, we have been certified to perform warranty work on our new Freightliner tractors for which we will be reimbursed by the manufacturer.

     - Dock and linehaul productivity should improve because the new trailers transport up to 27% more freight per trailer than the old trailers without the Kinedyne(R) system.

     - Fuel mileage should improve by approximately 15%. Our new tractors have averaged approximately 7.0 miles per gallon over their several months in service. This compares with a fleetwide average of 6.1 miles per gallon for the old tractors in 1997.

     The charts below illustrate the currently anticipated delivery schedules for our new tractors and trailers. Based upon these anticipated deliveries, we expect the benefits of our fleet upgrade to be phased in through the end of 2001.

                                    3 CHARTS

CUSTOMERS AND MARKETING

     We target customers with significant and growing distribution needs in our region that have freight that enhances our overall efficiency and profitability. We accomplish this by involving sales, operations, and finance personnel in evaluating and targeting potential new accounts. Our operations personnel identify areas in our region where additional freight could increase the amount of freight carried on partially full trailers, fill trailers that return empty from scheduled trips, or complement existing pick-up and delivery schedules. Our sales personnel solicit business from these potential customers and our finance personnel apply our costing model to ensure that the freight would contribute to our overall profitability.

     We have 92 field sales people and seven national accounts representatives. Our sales people are compensated with a base salary plus incentives. Sales force incentives reinforce our strategy of profitably increasing volumes with existing customers and adding new customers only when returns are acceptable.

     We serve over 50,000 customer locations in our operating territory. These customers represent a broad range of industries, with the largest concentration coming from the retail sector. In the twelve weeks ended March 27, 1999, Home Depot was our largest customer, generating 6% of our revenues, and our five largest customers were Home Depot, Wal-Mart, JCPenney, Michelin, and Kelly-Springfield, generating 15% of our revenue. Since our inception, no customer has represented more than 10% of our operating revenues. We believe the diversity of customers and industries lessens the impact of business cycles affecting any one company or industry.

     We have established transportation alliances with regional LTL carriers in the eastern and western United States. In these arrangements, we exchange shipments for delivery in each other's service territory. This practice helps each carrier in several respects. First, the freight inflows from the other regions add tonnage to the delivering company's operation. This improves profitability by increasing freight density over the terminal network and linehaul operation. Second, the alliances permit regional carriers to provide out-of-territory service for their customers. This maintains customer relationships and prevents regional carriers from losing revenue to national carriers that could deliver the freight from pick-up to delivery. Third, the alliances permit multiple regional carriers to bid for national accounts and bring the advantages of non-union regional operations to national accounts.

     Transportation alliances generated approximately 16% of our operating revenues in 1998 and 9% of our operating revenues in the twelve weeks ended March 27, 1999. In February 1999, Central, Estes Express, and other associated regional carriers began serving as Home Depot's national LTL distribution team. Our alliance replaced the national LTL carrier that formerly had served the account.

GROWTH OPPORTUNITIES FROM INDUSTRY TRENDS

     Changes in freight distribution patterns favor regional LTL carriers. Many companies have moved toward regional distribution centers and time-sensitive deliveries, and away from on-site warehousing, as a means of reducing their inventory costs. According to Cass Logistics and Ohio State University, 44% of the freight shipped in the United States in the year 2000 will be shipped just-in-time, up from just 13% in 1990. Our strong terminal network and approximately 300-mile average length of haul produce short transit times and dependable pick-up and delivery schedules for our customers.

     Large shippers are consolidating business with fewer carriers. Many large shippers have attempted to cut costs and streamline their transportation departments by concentrating their business with a small group of carriers. These shippers seek large, financially stable companies that provide high quality service and have substantial available capacity. We believe our large presence in the south-central and southwestern regions of the United States, growing fleet, and service standards are well-suited to take advantage of this trend. In the past year we have been named a preferred regional carrier for 3M, Academy Sports, Ecolab, Georgia Pacific, Home Depot, JCPenney, Levi Strauss, Lowe's, Michelin, Office Depot, Sally's Beauty, Sunbeam, Target, Wal-Mart, and W.W. Grainger.

     Shippers seek non-union alternatives to avoid service disruptions. Over the past several years, unionized transportation companies have faced a number of threatened and actual work stoppages. Many shippers have announced their intention to limit business with unionized transportation providers to protect their own businesses from interruptions in service. Because our workforce is non-union, we believe that we will benefit from this trend within our region and nationally through alliances with other regional carriers. As companies grow more dependent upon just-in-time and other expedited deliveries, we believe this trend will continue.

     Industry consolidation leads to acquisition opportunities. Over the past several years, our industry has been consolidating. Larger carriers gain economies of scale and benefit from the trend toward shippers' use of smaller numbers of large, preferred carriers. This makes it increasingly difficult for smaller carriers to compete effectively. We believe our post-offering capitalization and Jerry Moyes' industry and acquisition experience position us to pursue selected acquisitions of regional LTL carriers that will complement our operations and provide us with opportunities to add freight formerly transported by smaller carriers which have shut down. The goal of our acquisition strategy is to operate several regional LTL carriers each of which focuses on next day and second day service in its region and is linked by direct linehaul service.

EMPLOYEES

     As of March 31, 1999, we employed approximately 4,050 people, none of whom is represented by a union. They work in the following areas of the company:

                                                          APPROXIMATE    AVERAGE COMBINED
                                                           NUMBER OF      TENURE WITH OLD
CATEGORY                                                   EMPLOYEES    CENTRAL AND CENTRAL
--------                                                  -----------   -------------------
Pick-up and delivery drivers............................     1,400              13
Linehaul drivers........................................       500              13
Dock workers............................................     1,000               7
Maintenance personnel...................................       150              13
Sales and marketing personnel...........................       100               5
Management, professional, and administrative
  personnel.............................................       900              11
                                                             -----
          Total.........................................     4,050              11
                                                             =====              ==

     As our new tractors and trailers are delivered over the next few years, we anticipate shifting some of our maintenance personnel to dock and driver positions as our fleet upgrade progresses and the new equipment requires less maintenance.

     We could not have commenced our operations effective June 28, 1997 without a tremendous effort from our employees. Viking was in the process of closing the headquarters facility in Waco, Texas and had laid off most of the administrative personnel. Our management team and over 100 former Old Central employees who had been laid off by Viking assembled the information, billing, collection, dispatch, accounting, and all other systems in approximately 45 days. They also re-established our transportation alliances and contacted major accounts. We intend to continue to recognize our employees' contributions to our company through a combination of fair pay, open communication of goals and responsibilities, and opportunities to invest in the company. We believe the combination of existing stock ownership and stock options for management and offering up to 400,000 shares of our Class A common stock in the offering to the 401(k) participants will motivate our employees and align their interests with those of the stockholders.

COMPETITION

     We compete primarily in the LTL market, which has estimated 1999 annual aggregate revenue of $20 billion. The LTL market is highly competitive. Our primary competitors are regional, inter-regional, and national LTL carriers, and, to a lesser extent, truckload carriers, railroads, airfreight companies, and overnight package companies. Competition is based on service and price. The Big Four carriers -- Yellow Corporation, Consolidated Freightways Corporation, Roadway Express, Inc., and Arkansas Best Corporation -- dominate the national LTL segment. The Big Four have combined annual revenues of approximately $10 billion. Although they compete in our region, they lack the dense concentration of terminals and coverage of smaller cities we offer. In addition, their largely unionized workforce and hub and spoke terminal network impose a higher cost structure than our operations. We believe our primary competitors are American Freightways, Con-Way Southern, and Saia Motor Freight Line. We attempt to compete primarily on the basis of the service we provide through our terminal network and through competitive pricing. We believe that our extensive terminal network and traffic density offer competitive advantages within our region. Many of our competitors are larger, operate more equipment, and have greater financial resources than we do.

INSURANCE AND LEGAL PROCEEDINGS

     We are involved in litigation incidental to our operations. These lawsuits primarily involve claims for workers' compensation, personal injury, or property damage incurred in the transportation of freight. We are not presently a party to any legal proceedings other than litigation arising from workers' compensation claims and vehicle accidents and are not aware of any claims that could materially affect our financial position or profitability.

     We carry insurance for our primary business risks with the following limits and deductibles:

INSURANCE                                                       LIMIT        DEDUCTIBLE
---------                                                    -----------     ----------
General liability..........................................  $28,000,000      $250,000
Auto liability.............................................  $28,000,000      $300,000
Cargo/Physical damage......................................  $   500,000(1)   $100,000
Real and personal property.................................  $30,000,000      $ 50,000
Workers' compensation......................................  $20,000,000      $250,000
Nonsubscriber -- Excess indemnity..........................  $20,000,000      $500,000

---------------

(1) Coverage is on any one vehicle. For physical damage to our terminals we have $2.0 million in coverage for each terminal and additional coverage of $1.0 million to $18.0 million on terminals that conduct intermediate sorting and re-routing activity.

REGULATION

     The trucking industry has been substantially deregulated. Carriers can now readily enter the trucking industry, and rates and services are largely free of regulatory controls. However, the Department of Transportation and various state agencies still regulate matters such as safety, weight, and dimension of equipment, drug and alcohol testing of drivers and certain other personnel, and financial responsibility. Since 1995, states have been prohibited from regulating entry, pricing, or service levels, but still retain the ability to require compliance with safety and insurance requirements. This initially increased competition in our home state because Texas historically had tightly regulated the intrastate LTL market. We do not believe that regulation by federal and state transportation authorities in their remaining areas of jurisdiction will affect us more than any other trucking company.

     Our operations are subject to various environmental laws and regulations dealing with, among other things, the transportation, storage, presence, use, disposal, and handling of hazardous materials, discharge of storm water, and underground fuel storage tanks. We routinely handle hazardous materials. All employees are trained before handling hazardous materials and receive follow-up training on an annual basis. Our budget for clean-up costs is $242,000 in 1999, $140,000 in 2000, and $50,000 in 2001. Two of our Texas terminal facilities, Fort Worth and Odessa, are active petroleum storage tank sites in need of remediation. There is ongoing environmental remediation at these terminals. We have sought reimbursement at Odessa and will seek reimbursement at Fort Worth. The State of Texas Department of Environmental Affairs places a $1.0 million limit on reimbursement of any one site. Payment is usually delayed. As of March 27, 1999, a total of $800,000 in remediation costs have been incurred at Odessa. The State of Texas has reimbursed $470,000 of the costs. We believe the cost to obtain closure of Odessa could reach $1.2 million. Accordingly, we do not expect to recover all of our environmental remediation expenditures and have accrued a reserve on our balance sheet for environmental costs we do not expect to recover. We have incurred $20,000 in remediation costs at Fort Worth, none of which has to date been reimbursed by the State of Texas. We believe the cost to obtain closure on Fort Worth is immaterial to our growth and profitability. We anticipate that all presently known environmental clean-up activities will be completed by the end of 2001.

     Certain regulatory and legislative changes can affect the economics of our industry by requiring changes in operating practices or influencing the demand for and the costs of providing services to shippers. These changes include size and weight limits on equipment, air emission, and fuel standards, and federal, state, or local taxes, including taxes on motor fuels. We cannot predict whether, or in what form, any regulatory or legislative change may be enacted.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth information concerning the Company's executive officers and directors.

NAME                                    AGE           POSITION WITH COMPANY
----                                    ---           ---------------------
Jerry Moyes...........................  55    Chairman of the Board of Directors
Joe E. Hall...........................  60    President, Chief Executive Officer,
                                              and Director
Douglas E. Quicksall..................  53    Senior Vice President -- Finance and
                                              Chief Financial Officer and Director
Thomas K. Morehouse...................  41    Senior Vice President -- Sales and
                                                Marketing and Director
Patrick Curry.........................  33    Senior Vice President -- Logistics and
                                                Director
Joseph Gentry.........................  64    Vice President -- Operations
Ronald Moyes..........................  50    Director
Earl H. Scudder.......................  56    Director
Joseph M. Clapp.......................  63    Director Nominee

     Jerry Moyes has served as our Chairman of the Board since we were founded. Mr. Moyes has served as Chairman of the Board, President, and Chief Executive Officer of Swift Transportation since 1984. Mr. Moyes has guided Swift's revenue growth from $33 million in 1985 to $873 million in 1998. He is a past president of the Arizona Motor Carriers Association and a member of the Greater Phoenix Economic Council. He received his degree in business administration in 1966 from Weber State University.

     Joe E. Hall has served as our President and Chief Executive Officer and as a director since we were founded. He has held management positions in the LTL trucking industry for over 35 years. Mr. Hall served as President of Old Central from 1995 until June 30, 1997. Mr. Hall served as Chief Executive Officer of

Transcon and G.I. Trucking before joining Old Central as Vice
President -- Operations in 1991. Mr. Hall attended Memphis State University as a business administration student from 1957 to 1959.

     Douglas E. Quicksall has served as our Senior Vice President -- Finance and Chief Financial Officer and as a director since we were founded. He joined Old Central in 1982 as its Chief Financial Officer and served in that capacity until June 30, 1997. Mr. Quicksall graduated from Baylor and holds a Master's Degree in Business Administration from North Texas University. Mr. Quicksall is a certified public accountant.

     Thomas K. Morehouse has served as our Senior Vice President -- Sales and Marketing and as a director since we were founded. He has held a variety of sales, marketing, and operations positions in the trucking industry since 1979. Mr. Morehouse joined Old Central in 1990 as Senior Vice President -- Sales and Marketing and served in that capacity until June 30, 1997. Mr. Morehouse is a graduate of the University of North Florida.

     Patrick Curry has served as our Senior Vice President -- Logistics and as a director since we were founded. At our request, Mr. Curry continues to serve as President of truckload carrier Aggie Express, a position he has held since August 1996. Mr. Curry previously served as President of truckload carrier Universal Express from May 1995 to August 1996, and textile manufacturer Lortex, Inc. from July 1992 to May 1995. Mr. Curry is a graduate of Texas A&M University.

     Joseph Gentry has served as our Vice President -- Operations since July 1, 1997. He has more than 40 years experience in the LTL trucking industry. Mr. Gentry joined Old Central in 1993 as Vice President in charge of linehaul operations.

     Ronald Moyes has served on our Board of Directors since the company was founded. He has served as Chairman of the Board and President of boat manufacturer North American Sleekcraft since 1994, tire and wheel retailer Total Auto Pros since 1988, and Moments hair salons since 1990. Mr. Moyes is the brother of Jerry Moyes and served as Vice President of Swift from 1970 until 1984.

     Earl H. Scudder has served on our Board of Directors since the company was founded. He has served as President of Scudder Law Firm since 1990. Mr. Scudder has also served as a director of Swift since 1993, long distance telephone carrier Transcom Technologies since 1996, Internet education company Class.com since April 1999, and truckload carrier Heartland Express from 1986 until 1996. He graduated from the University of Nebraska College of Business Administration in 1964 and the College of Law in 1966.

     Joseph M. Clapp is the retired Chairman and Chief Executive Officer of Roadway Services, Inc. Mr. Clapp served as Chairman and Chief Executive Officer of the $5.0 billion revenue transportation services and logistics company from 1986 to 1995. During his 40-year career in the transportation industry, Mr. Clapp served in a number of business and industry positions, including Chairman of the Transportation Research Board of the National Academy of Sciences and a member of the Business Roundtable. He was a three-time recipient of the Wall Street Transcript's CEO Gold Award for the trucking industry. Since retiring from Roadway Services, Mr. Clapp has served on the boards of several community and private business organizations, including truckload carrier Roberson Transportation and the Eno Transportation Foundation. Mr. Clapp graduated from the University of North Carolina in 1958 with a degree in traffic and transportation.

COMMITTEES

     Compensation Committee. Jerry Moyes, Joe E. Hall, and Earl H. Scudder serve on our compensation committee. This committee reviews executive officers' compensation and makes recommendations to our Board of Directors on such matters.

     Audit Committee. Earl H. Scudder and Ronald Moyes serve on our audit committee. This committee makes recommendations to our Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews our audit and control functions.

     Non-officer Stock Option Committee. Joe E. Hall, Thomas K. Morehouse, and Douglas E. Quicksall serve on our non-officer stock option committee. This committee identifies non-officer employees who contribute substantially to our growth and profitability and makes awards to them under our incentive stock plan.

DIRECTOR COMPENSATION

     Before this offering, our directors were not compensated for their services. Following this offering, non-employee directors will be paid an annual retainer of $8,000 plus $1,000 for each meeting of the Board of Directors or Board Committee they attend. On March 29, 1999, we granted each non-employee director an option to purchase 8,500 shares of Class A common stock at $10.00 per share. The option vests 20% annually on each anniversary of the grant date and expires on the tenth anniversary of the grant date. We will also reimburse directors for their expenses incurred in serving as directors.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation received by our chief executive officer and the four other most highly compensated executive officers, our named executive officers, for services rendered in all capacities during the year ended December 31, 1998:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                                          ---------------------------------
                                           ANNUAL COMPENSATION                    AWARDS            PAYOUTS
                                  -------------------------------------   -----------------------   -------
                                                                          RESTRICTED   SECURITIES
                                                         OTHER ANNUAL       STOCK      UNDERLYING                ALL OTHER
NAME AND                          SALARY(1)    BONUS    COMPENSATION(2)    AWARD(S)    OPTIONS(3)    LTIP     COMPENSATION(4)
PRINCIPAL POSITION         YEAR      ($)        ($)           ($)            ($)          (#)       PAYOUTS         ($)
------------------         ----   ---------   -------   ---------------   ----------   ----------   -------   ---------------
Joe E. Hall..............  1998    227,000    113,500         --              --             --       --           8,510
  President and Chief
  Executive Officer
Douglas E. Quicksall.....  1998    180,000     90,000         --              --         29,628       --           6,007
  Senior Vice
  President -- Finance
  and Chief Financial
  Officer
Thomas K. Morehouse......  1998    180,000     90,000         --              --         53,060       --           4,949
  Senior Vice
  President -- Sales and
  Marketing
Patrick Curry............  1998    180,000     90,000         --              --         24,000       --           2,488
  Senior Vice
  President -- Logistics
Joseph Gentry............  1998    150,000     75,000         --              --             --       --           7,457
  Vice President --
  Operations

---------------

(1) Includes amounts deferred pursuant to our 401(k) plan.

(2) Excludes $40,651 for Joe E. Hall, $10,846 for Thomas K. Morehouse, $17,276 for Douglas E. Quicksall, and $54,390 for Patrick Curry in S corporation distributions to fund taxes on our S corporation income attributed to them.

(3) Represents stock options granted under our incentive stock plan in exchange for the redemption of shares held in individual retirement accounts to facilitate our S corporation election effective April 1, 1998. The options were fully vested when granted.

(4) Includes our 1998 contributions to the 401(k) plan in the amounts of $5,000 for Joe E. Hall, $4,740 for Douglas E. Quicksall, $4,500 for Thomas K. Morehouse, $2,250 for Patrick Curry, and $5,000 for

    Joseph Gentry. Also includes the value of premiums paid on life insurance policies for Joe E. Hall of $3,510, Douglas E. Quicksall of $1,267, Thomas
    K. Morehouse of $449, Patrick Curry of $238, and Joseph Gentry of $2,457.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1998

                                                  INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                  --------------------------------------------------      VALUE AT ASSUMED
                                                PERCENT OF                             ANNUAL RATES OF STOCK
                                  SECURITIES   TOTAL OPTIONS                           PRICE APPRECIATION FOR
                                  UNDERLYING    GRANTED TO                                 OPTION TERM(3)
                                   OPTIONS     EMPLOYEES IN    EXERCISE   EXPIRATION   ----------------------
NAME                              GRANTED(1)      1998(2)       PRICE        DATE         5%          10%
----                              ----------   -------------   --------   ----------   ---------   ----------
Joe E. Hall.....................        --           --            --           --           --           --
Douglas E. Quicksall............    29,628         23.3%        $1.35       3/9/08      $25,154     $ 63,700
Thomas K. Morehouse.............    53,060         41.7%        $1.35       3/9/08      $45,048     $114,079
Patrick Curry...................    24,000         18.9%        $1.35       3/9/08      $20,376     $ 51,600
Joseph Gentry...................        --           --            --           --           --           --

---------------

(1) Each option represents the right to purchase one share of Class A common stock under our incentive stock plan. The options were immediately exercisable on the date of grant.

(2) During 1998 we granted employees options to purchase an aggregate of 127,238 shares of Class A common stock.

(3) We show the potential realizable values net of the options' exercise price, but before the payment of taxes associated with exercise. The potential realizable values represent hypothetical gains if the holders exercised their options at the end of the option term. The Securities and Exchange Commission's rules provide the assumed 5% and 10% annual rates of stock price appreciation and measure the appreciation from the grant date. You
    should be aware that, at the assumed public offering price of $          ,
    the potential realizable value of the options is already greater than the values reflected in the table. Using the assumed rates of appreciation from the assumed public offering price over the remaining term of the options
    would yield $     at 5% and $     at 10% to Mr. Quicksall, $     at 5% and
    $     at 10% to Mr. Morehouse, and $     at 5% and $     at 10% to Mr.
    Curry. The actual gains our employees might realize will depend on our future performance and overall stock market conditions. The amounts reflected in the table may not be achieved.

STOCK OPTIONS

     The following table sets forth information with respect to the named executive officers concerning the exercise and ownership of options held at December 31, 1998:

AGGREGATED OPTION EXERCISES AND HOLDINGS IN FISCAL YEAR ENDED DECEMBER 31, 1998

                                          OPTIONS
                                         EXERCISED          NUMBER OF OPTIONS             VALUE OF OPTIONS
                                       --------------          AT 12/31/98                  AT 12/31/98
NAME                                   SHARES   VALUE   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
----                                   ------   -----   -------------------------   ----------------------------
Joe E. Hall..........................    --      --          110,777/443,107
Douglas E. Quicksall.................    --      --          140,405/443,107
Thomas K. Morehouse..................    --      --          163,837/443,107
Patrick Curry........................    --      --          134,777/443,107
Joseph Gentry........................    --      --                 -/36,926

---------------

(1) Based on the $          assumed public offering price of the Class A common
    stock.

     We do not have a long-term incentive plan, a defined benefit, or an actuarial plan. We have never issued any stock appreciation rights.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Joe E. Hall, Douglas E. Quicksall, Thomas K. Morehouse, and Patrick J. Curry. The agreements provide each officer with an annual salary of $180,000, except for Joe E. Hall who receives an annual salary of $227,000. The officers are eligible for an additional bonus equal to a percentage of salary for meeting certain performance goals tied to our profitability. The agreements extend through May 15, 2000, during which time the executive officers are prohibited from competing with us. We may extend the non-competition obligations for an additional three year term upon continuation of the annual salary. We also have the right to repurchase shares underlying stock options at the exercise price upon violation of these non-competition provisions. The agreements do not provide for any mandatory severance. The agreements may be terminated, with no impairment of the non-competition provision, upon 60 days' written notice from the officer, or by us immediately for cause.

EXECUTIVE BONUS PROGRAM

     We adopted an executive bonus program in 1998. The compensation committee selects the executive officers and key employees that participate, establishes the bonus pool, and allocates the pool among participants. Each of Joe E. Hall, Douglas E. Quicksall, Thomas K. Morehouse, Patrick Curry, and Joseph Gentry received an amount equal to 50% of his annual salary as a bonus in 1998. The amounts they received constituted approximately 75% of the total bonus pool.

INCENTIVE STOCK PLAN

     We have an incentive stock plan. The key terms of the incentive stock plan are as follows:

     - We can grant incentive stock options, non-qualified stock options, bonus stock, reload options, or any other stock-based award to employees, consultants, and directors.

     - We reserved 3,000,000 shares of Class A common stock for issuance under the plan and have outstanding options covering 2,661,334 of those shares.

     - Our Board of Directors administers the plan and has made all of the grants to date.

     - Only the stockholders can extend the ten-year term of the plan, increase the number of shares available under the plan, or extend the exercise period of outstanding options.

     - Options that are canceled, forfeited, expire, or are tendered for tax withholding or to pay the exercise price become available again for use under the plan.

     We have granted the following options to our executive officers at prices ranging from $1.35 to $3.375 per share. All options vest 20% annually beginning June 30, 1998 except shares underlying options which were fully vested on grant as follows: Douglas E. Quicksall -- 29,628; Thomas K. Morehouse -- 53,060; and Patrick Curry -- 24,000.

NAME                                                         NUMBER
----                                                         -------
Joe E. Hall...............................................   553,884
Douglas E. Quicksall......................................   583,512
Thomas E. Morehouse.......................................   606,944
Patrick Curry.............................................   577,884
Joseph Gentry.............................................    36,926

Each of the individuals listed above, other than Mr. Gentry, holds options representing more than five percent of the shares subject to this plan. We have not granted any awards under the plan to Jerry Moyes, our Chairman of the Board. You should review "Certain Relationships and Related Transactions" for additional information concerning transactions between the Company and its directors and executive officers.

401(K) PROFIT SHARING PLAN

     We have a defined contribution retirement plan, sometimes called a "401(k) plan." All employees age 21 or older are eligible to participate after one year of service and generally may contribute up to 15% of their annual compensation to the plan. These participant contributions vest immediately. We made contributions of $831,000 in 1997 and $1.9 million in 1998. The amounts we contribute vest 20% each year from the second through the sixth year after contribution. We increased the matching component from 50% of the employee's contribution, with a maximum contribution of 2.5%, to 75% of the employee's contribution, with a maximum matching contribution of 3.75%. We have amended the 401(k) plan to include a company stock fund.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Jerry Moyes, Joe E. Hall, and Earl H. Scudder have made all of our executive officer compensation decisions. On March 29, 1999, the Board of Directors formally appointed them as our compensation committee. Joe E. Hall is our President and Chief Executive Officer. You should review the disclosures concerning members of the compensation committee that are listed under "Certain Relationships and Related Transactions."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     From time to time prior to this offering, we engaged in transactions with affiliated parties. We intend that our future transactions with affiliated parties will be approved by a majority of disinterested members of our Board of Directors and will be on terms, on the whole, no less favorable to us than those that we could obtain from unaffiliated parties.

     On May 22, 1998, Southwest purchased 36 of our terminal properties and one additional Waco, Texas property for an aggregate of $27.8 million in a sale-and-leaseback transaction. For financial accounting purposes, this transaction was accounted for as a financing transaction. We paid $2.1 million in lease payments to Southwest in the partial year 1998, which appears as principal and interest in our financial statements. Rent over a full year is $3.1 million. The lease has a primary term of ten years extending through May 21, 2008. We have two five-year (or one ten year) options to extend the term through May 21, 2018, at the then fair market rental value. After May 21, 2008, we have an option to purchase all or any of the properties subject to the lease for the then fair market value. At 28 locations, Southwest reserved the right to exclude from our lease designated surplus property (i.e., property not used in our operations) upon 60 days written notice, without any reduction in rent. The lease agreement specifies the "surplus property" at each location. With the exception of surplus property, we have a right of first refusal to purchase any of the leased property that Southwest tries to sell. Any purchaser from Southwest would take the property subject to our lease. Southwest is owned by our existing stockholders, including 73% by Jerry Moyes, 5% by Joe E. Hall, and
 .6% by Earl H. Scudder. Only Mr. Moyes owns more than 10% of Southwest.

     For 28 of the 37 properties leased to us, Southwest has the power to sell or lease such properties to third parties and substitute comparable facilities. Upon such substitution, there will be no change in rent during the primary term. The determination as to whether or not a particular property constitutes a comparable facility will be based upon whether the new location has business utility at least comparable to the existing facility being replaced or is otherwise acceptable to us, in our sole discretion. If we cannot agree with Southwest on whether a particular property is comparable, the determination shall be made by a qualified appraiser under the terms of the lease, or we may elect to terminate the lease for that particular property.

     In March 1998, we sold three Texas terminals to Jerry Moyes and his spouse for $2.6 million. We rent the three terminals from the Moyes for annual rent of $218,000. We paid them rent of $188,000 in 1998 under the lease. The term of the lease is for ten years, to March 19, 2008, with an option for another ten year term on the same terms and conditions.

     Jerry Moyes loaned us $2.3 million between April 1, 1997, and July 1, 1997, at 8.5% interest, to fund our start-up costs. We paid $71,000 in interest to Mr. Moyes under these loans. We repaid the loans on July 1, 1997, with the proceeds of bank loans that Mr. Moyes personally guaranteed. He continues to personally guarantee our credit agreement with Compass Bank. We anticipate the guaranty will be released after this offering.

     In December 1998, we loaned $4.9 million to Jerry Moyes and $876,000 to the Moyes Childrens' Trust at 6.9% interest. The loans were repaid by Mr. Moyes on February 22, 1999, and by the trust on March 17, 1999. Mr. Moyes paid us $62,000 in interest and the trust paid us $13,000 in interest under the loans.

     We paid Swift Transportation $1.2 million in 1997 and $5.3 million in 1998 for transportation services and $261,000 in 1998 for used equipment. In addition, at December 31, 1998 we owed Swift an additional $401,000 for transportation services rendered during 1998 that had not yet been paid. Jerry Moyes is the Chairman and Chief Executive Officer of Swift. He and his family beneficially own approximately 40% of Swift's outstanding stock. We believe that the amounts paid to Swift are equivalent to rates that could have been obtained in an arm's length transaction with an unrelated third party. We expect our use of Swift for transportation services to continue.

     We sublease portions of our terminal facilities to Swift at four different locations in Texas. Swift pays us $18,000 per month to lease property in Dallas, Texas pursuant to a five year lease expiring August 31, 2003, but which may be terminated by either party upon six months written notice. Swift pays us $6,000 per month to lease property in Waco, Texas pursuant to a one year lease expiring December 31, 1999. Swift pays us $3,000 per month to lease property in Tyler, Texas pursuant to one-year lease expiring August 31, 1999. Swift pays us $5,650 per month to lease property in Houston, Texas on a month-to-month basis. Swift also pays for yard security at El Paso in exchange for parking privileges. In 1998, we received $227,000 from Swift under these subleases.

     Central executive Patrick Curry owned Aggie Express until August 1998. Ronald Moyes, a director of Central, purchased Aggie from Mr. Curry in August 1998. In connection with the purchase, Ronald Moyes granted Central an option to purchase Aggie at his $100,000 cost, plus any out-of-pocket expenses and the equivalent of 7.5% interest on $100,000 to the date of exercise. The option expires on August 10, 2003. In addition, we have a right of first refusal in the event Ronald Moyes contracts to sell Aggie to a third party. Central paid Aggie $95,000 in 1997 and $511,000 in 1998 for handling linehaul services. Mr. Curry acts as Aggie's President, for which Aggie reimburses Central a portion of Mr. Curry's compensation at a cost to Aggie of $100,000 per year.

     We paid Earl Scudder's law firm, approximately $300,000 in 1997 and $95,000 in 1998. Scudder Law Firm also provides legal services to Swift, Jerry Moyes personally, and other companies controlled by Mr. Moyes. Scudder Law Firm received an aggregate $176,000 from these other parties in 1997 and $148,000 in 1998. Earl Scudder serves on the Board of Directors of Swift Transportation.

     We supply tires to Total Auto Pros Ltd., an Arizona corporation d/b/a Auto Express. Ronald Moyes is the Chairman of the Board and President of Total Auto Pros Ltd. As consideration for these tires, we received approximately $422,000 in 1997, and approximately $697,000 in 1998. These amounts represent a zero percent markup from our invoice price, plus any out-of-pocket expenses we incur.

     On March 19, 1998, we redeemed all of our shares of stock held in IRA accounts at a redemption price of $1.35 per share. This redemption was made as part of our S corporation election, because IRA accounts are ineligible S corporation stockholders. The IRA stockholders consisted of three members of our senior management, Douglas Quicksall, Thomas Morehouse, and Patrick Curry, one of our directors, Earl Scudder, and two other consultants. Contemporaneously with our redemption of the IRA shares, we granted the IRA stockholders options to buy an equivalent number of shares at $1.35 per share, which was determined to be the fair market value by the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of Class A and Class B common stock as of March 27, 1999 and as adjusted to reflect the sale of shares in the offering by: (1) each person known to us to beneficially own more than 5% of the outstanding shares of common stock; (2) each of our directors; (3) our director nominee; (4) each of the executive officers identified in the summary compensation table; and (5) all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

                                    SHARES BENEFICIALLY          SHARES        SHARES TO BE BENEFICIALLY
                                 OWNED BEFORE OFFERING(1)        OFFERED        OWNED AFTER OFFERING(1)
                              -------------------------------   ---------   -------------------------------
                               CLASS A     CLASS B                           CLASS A     CLASS B
                               COMMON      COMMON                            COMMON      COMMON
OWNER                           STOCK       STOCK     PERCENT    NUMBER       STOCK       STOCK     PERCENT
-----                         ---------   ---------   -------   ---------   ---------   ---------   -------
Jerry and Vickie Moyes(2)...         --   9,713,834    88.3%    1,000,000          --   8,713,834    58.1%
Ronald and Krista
  Moyes(3)..................    740,668          --     6.7%           --     740,668          --     4.9%
Joe E. Hall.................    258,911          --     2.3%           --     258,911          --     1.7%
Douglas E. Quicksall........    203,359          --     1.8%           --     203,359          --     1.3%
Thomas K. Morehouse(4)......    203,359          --     1.8%           --     203,359          --     1.3%
Patrick Curry(5)............    332,977          --     3.0%           --     332,977          --     2.2%
Joseph Gentry...............         --          --      --            --          --          --      --
Earl H. Scudder.............     74,074          --       *            --      74,074          --       *
Joseph M. Clapp.............         --          --      --            --          --          --      --
All directors and executive
  officers as a group.......  1,813,348   9,713,834    99.8%    1,000,000   1,813,348   8,713,834    67.7%

---------------

 *  Less than one percent.

(1) Assumes no exercise of the underwriters' over-allotment option. Ownership percentages reflect the total number of outstanding shares of Class A and Class B common stock. The ownership percentages for each executive officer gives effect to options granted to such officer that are currently exercisable or will become exercisable within 60 days (Joe E. Hall (110,777), Douglas E. Quicksall (140,405), Thomas K. Morehouse (163,837), and Patrick Curry (134,777)), and assumes no exercise of any other options. Ownership is calculated based upon 11,003,312 shares of Class A and Class B common stock outstanding as of March 27, 1999, and 15,003,312 shares of Class A and Class B common stock outstanding after the offering, in each case prior to the exercise of any exercisable stock options.

(2) Of the shares attributed to Jerry Moyes, 4,905,486 are held by Jerry and Vickie Moyes as trustees of the Jerry and Vickie Moyes Family Trust and 4,808,348 are held by Gerald F. Ehrlich as trustee of the Moyes' Childrens' Trust, which shares were purchased by the trust with funds loaned by Mr. Moyes. Mr. Ehrlich has sole voting and investment power for the childrens' trust. The 1,000,000 shares being sold will come from the Jerry and Vickie Moyes Family Trust. Because the Class B common stock is entitled to three votes per share, Mr. Moyes controls 95.8% of the combined voting power of the common stock before the offering and 80.6% after the offering or 78.8% if the Underwriters' over-allotment option is exercised in full. The business address of these individuals and trusts is 2200 South 75th Avenue, Phoenix, AZ 85043.

(3) Ronald Moyes is the brother of Jerry Moyes. The business address of Ronald and Krista Moyes is 4720 North 16th Street, Phoenix, AZ 85016.

(4) Shares are owned by Mr. Morehouse and his wife as joint tenants with rights of survivorship.

(5) All shares, except shares underlying options, are held by Mr. Curry's wife.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 50,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock. All shares have a par value of $.001 per share. Immediately prior to this offering, there will be 1,289,478 shares of Class A common stock and 9,713,834 shares of Class B common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Immediately after this offering, there will be 6,289,478 shares of Class A common stock and 8,713,834 shares of Class B common stock issued and outstanding, and no shares of preferred stock issued and outstanding. All of the outstanding shares of common stock are, and all the shares we are offering will be upon issuance and sale, fully paid and non-assessable.

CLASS A AND CLASS B COMMON STOCK

     Voting. If you purchase shares in the offering, you will receive Class A common stock entitled to one vote per share. Shares of Class B common stock are entitled to three votes per share. Both classes vote together as a single class, except as otherwise required by law. You are not entitled to cumulative voting in the election of directors.

     Conversion. Class A common stock has no conversion rights. Owners of Class B common stock may convert to an equal number of shares of Class A common stock at any time. The Class B common stock automatically converts into an equal number of shares of Class A common stock if beneficially owned by any person other than Jerry Moyes and certain members of his immediate family.

     Dividends. If a dividend is declared, owners of Class A common stock and Class B common stock receive dividends on an equal basis in cash or property other than common stock, subject to any preference in favor of outstanding shares of preferred stock. If there is a dividend payable in common stock, each holder of common stock will receive the same percentage dividend, but you will receive Class A common stock and the holders of Class B common stock will receive shares of Class A or Class B common stock, as determined by the Board of Directors.

     Liquidation. If there is a liquidation, all common stockholders will receive, on a pro rata basis, our assets that remain after paying or providing for all liabilities and any liquidation preference on our preferred stock.

     Other terms. Neither the Class A nor the Class B common stock may be subdivided, consolidated, reclassified, or otherwise changed unless the other class of shares is changed in the same proportion and in the same manner. In any merger, consolidation, reorganization, or other business combination, the amount received per share by holders of either Class A or Class B common stock must be identical to that received by holders of the other class. However, if after such business combination, Jerry Moyes or members of his immediate family beneficially own, in the aggregate, more than one-fourth of the surviving entity, any securities received by them may differ as to voting rights only to the extent that voting rights now differ between Class A and Class B common stock. You are not entitled to preemptive rights and your stock is not subject to redemption.

     Your rights, preferences, and privileges as owners of Class A common stock, are subject to, and may be adversely affected by, the rights of the owners of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Our Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series. The Board of Directors may fix for each series:

     - The distinctive serial designation and number of shares of the series.

     - The voting powers and the right, if any, to elect a director or directors.

     - The terms of office of any directors the holders of preferred shares are entitled to elect.

     - The dividend rights, if any.

     - The terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof.

     - The liquidation preferences and the amounts payable on dissolution or liquidation.

     - The terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation.

     - Any other terms or provisions which the Board of Directors is legally authorized to fix or alter.

     We do not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of Class A common stock is unknown until our Board determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference, or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Central. We have no present plans to issue any shares of preferred stock.

CERTAIN PROVISIONS OF ARTICLES AND BYLAWS

     Provisions with anti-takeover implications. Our articles of incorporation and bylaws deal with how we are governed and your rights as stockholders. Under our articles, the Board of Directors may issue preferred stock and set the voting rights, preferences, and other terms of the preferred stock. Our Board of Directors may also issue Class B common stock, which is entitled to three votes per share while beneficially owned by Jerry Moyes or members of his immediate family. Our bylaws state that a special meeting of stockholders may be called only by the Chairman of the Board or a majority of the directors. Such provisions and certain provisions of the Nevada General Corporation Law could be deemed to discourage takeover attempts not first approved by the Board of Directors. Certain stockholders may deem these takeovers to be in their best interest. Any such discouraging effect upon takeover attempts could potentially depress the market price of the Class A common stock or cause temporary fluctuations in the market price of the Class A common stock that otherwise could result from actual or rumored takeover attempts.

     Indemnification and limitation of liability. Under our articles of incorporation and bylaws, we will indemnify our officers, directors, and agents against all liabilities and expenses they reasonably incur in connection with service to us to the full extent permitted by Nevada law. We also may advance expenses, purchase insurance, enter into indemnification agreements, and otherwise grant broader indemnification rights. We have purchased director and officer liability insurance. Our articles of incorporation also state our directors are not liable for monetary damages for breach of fiduciary duty except where an exemption from liability or limitation of liability is not permitted under the Nevada General Corporation Law. Our articles of incorporation do not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law. In addition, our directors are liable for monetary damages for acts or omissions involving intentional misconduct, fraud, knowing violations of law, and unlawful distributions. We believe these provisions of our articles of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

STATUTORY ANTI-TAKEOVER PROVISIONS

     Nevada's Combination with Interested Stockholders Statute and Control Share Acquisition Statute may prohibit or delay mergers or other takeover or change in control attempts. This could discourage attempts to acquire us.

     The Combination with Interested Stockholders Statute prohibits an applicable Nevada corporation from entering into a combination with an interested stockholder. The combination is prohibited for a period of three years after the date of the transaction in which the person became an interested stockholder. The combination may be finalized prior to the three years, if the interested stockholder attained such status with the approval of the Board of Directors or the combination is approved in a prescribed manner. A combination includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder means the beneficial owner of 10% or more of the voting shares of a corporation or one of its affiliates or associates.

     Nevada's Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's disinterested stockholders. Once an acquiror crosses one of these thresholds, those shares acquired within 90 days become control shares and are deprived of the right to vote until disinterested stockholders restore the right. If the voting rights are restored and the acquiror has a majority or more of all voting power, any stockholder who did not vote in favor of authorizing voting rights is entitled to demand fair value for its shares. This statute applies only to Nevada corporations doing business in the state and that have at least 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar issues stock certificates and keeps track of the registered holders of our stock. Our transfer agent and registrar is UMB Bank, n.a., 928 Grand Avenue, Kansas City, Missouri 64106.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After this offering, we will have outstanding 15,003,312 shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144.

     There will be 10,003,312 shares of common stock that are "restricted
securities" and will be available for sale in the public market on           ,
1999 (180 days after the date of this prospectus).

     The selling stockholders and all of our executive officers and directors have agreed not to dispose of any of our shares of common stock for 180 days from the date of this prospectus without the prior written consent of Schroder & Co. Inc. Any sales after such times must be made in compliance with Rule 144.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of: 1% of the then outstanding shares of Class A common stock; or the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of Central at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of Central, such affiliates' holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

     Prior to this offering, we have not had a public market for our Class A common stock. No determination can be made as to the effect, if any, that the sale or availability for sale of additional shares of the Class A common stock will have on the market price of the Class A common stock prevailing from time to time.

Nevertheless, sales of substantial amounts of the shares in the public market could adversely affect the market price of the Class A common stock and could impair our ability to raise capital through sales of our equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Schroder & Co. Inc., ABN AMRO Incorporated, BT Alex. Brown Incorporated, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from us and the selling stockholders the following respective numbers of shares of Class A common stock at the public offering price less the underwriting fees set forth on the cover page of this prospectus.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Schroder & Co. Inc..........................................
ABN AMRO Incorporated.......................................
BT Alex. Brown Incorporated.................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
                                                                 ---------
             Total..........................................     5,000,000
                                                                 =========

     The underwriting agreement provides that the underwriters' obligation to purchase the shares of Class A common stock is subject to certain conditions. The underwriters are obligated to purchase all of the shares of Class A common stock in this offering, other than those covered by the overallotment option described below, if any such shares are purchased. The representatives of the underwriters have informed us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The underwriters propose to offer the shares of Class A common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at a price that represents a concession not in
excess of $     per share under the public offering price. The underwriters may
allow and such dealers may reallow a concession not in excess of $     per share
to certain other brokers and dealers. After this offering, the offering price, the concession, and reallowances to dealers and other selling terms may be changed by the representatives of the underwriters.

     The selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares to cover overallotments, if any, at the same price per share to be paid by the underwriters for the other shares of Class A common stock offered hereby. If the underwriters purchase any such additional shares pursuant to the overallotment option, each underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares proportionate to such underwriter's initial commitment. The selling stockholders will be obligated, pursuant to the option, to sell such shares to the underwriters to the extent the option is exercised. If any additional shares are purchased, the underwriters will offer additional shares on the same terms on which the shares are being offered hereby.

     Of the 4,000,000 shares of Class A common stock we are offering, up to 400,000 shares may be sold to participants in our 401(k) plan in a concurrent offering pursuant to a separate prospectus. The number of shares available for sale to the general public in the underwritten offering will be reduced to the extent such persons purchase those shares. Any such shares which are not orally confirmed for purchase by participants in our 401(k) plan within one day prior to the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares we are offering.

     We and each of our directors, executive officers, and stockholders have agreed for a period of 180 days after the date of this prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Class A common stock or Class B common stock or any rights to purchase shares of Class A common stock other than stock issued or options granted pursuant to our incentive stock plan and

401(k) plan, without the prior written consent of Schroder & Co., Inc. Such consent may be given at any time without public notice.

     We and the selling stockholders have severally agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with the sale of the shares of Class A common stock, including liabilities arising under the Securities Act, and to contribute to payments that the underwriters may be required to make with respect thereto.

     In order to facilitate the offering of the shares of Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Class A common stock. Specifically, the underwriters may overallot the shares of Class A common stock in connection with this offering. Additionally, to cover such overallotments or to stabilize the market price of the Class A common stock, the underwriters may bid for and purchase shares of the Class A common stock in the open market. These activities may stabilize or maintain the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Prior to this offering, there has been no public market for the Class A common stock. Consequently, the initial public offering price for shares of Class A common stock will be determined through negotiations among us, the selling stockholders, and representatives of the underwriters. Among the factors to be considered in making such determination will be: prevailing market conditions; our results of operations in recent periods; the demand for securities of other companies which we and the representatives of the underwriters believe are comparable to us; and estimates of our business potential.

                                 LEGAL MATTERS

     Scudder Law Firm, P.C. of Lincoln, Nebraska, will opine on the validity of our shares of Class A common stock. Akin, Gump, Strauss, Hauer & Feld, L.L.P. will opine on certain legal matters in connection with this offering for the underwriters. Earl Scudder, a member of the Scudder Law Firm, P.C., is one of our directors. Mr. Scudder and certain members of his firm own, in the aggregate, 100,000 shares of Class A common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of Central Freight Lines, Inc. and subsidiary as of December 31, 1997 and 1998 and for the period from April 1, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Independent Auditors' Report -- KPMG LLP....................   F-2
Consolidated Balance Sheets at December 31, 1997 and 1998,
  and March 27, 1999 (unaudited) and March 27, 1999 (pro
  forma)....................................................   F-3
Consolidated Statements of Operations for the period April
  1, 1997 (inception) to December 31, 1997, the year ended
  December 31, 1998, and the twelve weeks ended March 28,
  1998 (unaudited) and March 27, 1999 (unaudited)...........   F-4
Consolidated Statements of Stockholders' Equity for the
  period from April 1, 1997 (inception) to December 31,
  1997, the year ended December 31, 1998, and the twelve
  weeks ended March 27, 1999 (unaudited)....................   F-5
Consolidated Statements of Cash Flows for the period April
  1, 1997 (inception) to December 31, 1997, the year ended
  December 31, 1998, and the twelve weeks ended March 28,
  1998 (unaudited) and March 27, 1999 (unaudited)...........   F-6
Notes to Consolidated Financial Statements..................   F-7

When the transaction referred to in Note 1(b) of the Notes to the Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

                                                        KPMG LLP

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Central Freight Lines, Inc.:

     We have audited the accompanying consolidated balance sheets of Central Freight Lines, Inc. and subsidiary as of December 31, 1997 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the period April 1, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Freight Lines, Inc. and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the period from April 1, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Dallas, Texas
February 9, 1999, except as
to Note 1(b) which is as of
     , 1999

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,                      MARCH 27,
                                                              -----------------    MARCH 27,    1999 (NOTE 15)
                                                               1997      1998        1999         PRO FORMA
                           ASSETS                             -------   -------   -----------   --------------
                                                                                  (UNAUDITED)    (UNAUDITED)
Cash........................................................  $   767       818       1,211          1,211
Accounts receivable:
  Trade, less allowance for doubtful accounts of $555 in
    1997, $859 in 1998 and $893 in 1999.....................   22,663    28,964      30,849         30,849
  Other receivables.........................................      248       613         869            869
Refundable federal income taxes.............................    1,044        --          --             --
Inventories.................................................    1,463       914         930            930
Prepaid expenses............................................    2,180     1,800       2,507          2,507
Deferred income taxes.......................................    2,498        --          --          3,142
Advances to stockholder.....................................       --     5,750          --             --
                                                              -------   -------     -------        -------
        Total current assets................................   30,863    38,859      36,366         39,508
Property and equipment, net.................................   64,522    77,490      95,665         95,665
Other assets................................................      951       653       1,105          1,105
                                                              -------   -------     -------        -------
                                                              $96,336   117,002     133,136        136,278
                                                              =======   =======     =======        =======

            LIABILITIES AND STOCKHOLDERS' EQUITY

Current maturities of long-term debt........................  $12,824     4,024       4,726         11,745
Trade accounts payable......................................   11,790    19,983      21,700         21,700
Income taxes payable........................................      469       408         501            501
Claims and insurance accruals...............................    4,039     3,041       2,842          2,842
Other accrued expenses......................................    6,686     8,307       9,732          9,732
                                                              -------   -------     -------        -------
        Total current liabilities...........................   35,808    35,763      39,501         46,520
Long-term debt, excluding current maturities................   32,744    44,005      52,714         52,714
Claims and insurance accruals...............................      758     2,298       2,591          2,591
Accrued postretirement benefits.............................    9,364     9,229       9,292          9,292
Deferred income taxes.......................................      287     1,778       1,784          4,298
                                                              -------   -------     -------        -------
        Total liabilities...................................   78,961    93,073     105,882        115,415
                                                              -------   -------     -------        -------
Stockholders' equity:
  Preferred stock, par value $.001 per share; 5,000,000
    shares authorized; none issued and outstanding..........       --        --          --             --
  Class A common stock, par value $.001 per share;
    50,000,000 shares authorized; 1,396,166 issued;
    1,396,166, 1,289,478 and 1,289,478 outstanding in 1997,
    1998 and 1999, respectively.............................        1         1           1              1
  Class B common stock, par value $.001 per share;
    10,000,000 shares authorized; 9,713,834 issued and
    outstanding.............................................       10        10          10             10
  Additional paid-in capital................................   14,989    14,989      14,989         20,852
  Retained earnings.........................................    2,375     9,073      12,398             --
  Class A treasury stock at cost, 106,688 shares............       --      (144)       (144)            --
                                                              -------   -------     -------        -------
        Total stockholders' equity..........................   17,375    23,929      27,254         20,863
Commitments and contingencies
                                                              -------   -------     -------        -------
                                                              $96,336   117,002     133,136        136,278
                                                              =======   =======     =======        =======

          See accompanying notes to consolidated financial statements.

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               PERIOD FROM                        TWELVE WEEKS ENDED
                                              APRIL 1, 1997      YEAR ENDED    -------------------------
                                             (INCEPTION) TO     DECEMBER 31,    MARCH 28,     MARCH 27,
                                            DECEMBER 31, 1997       1998          1998          1999
                                            -----------------   ------------   -----------   -----------
                                                                               (UNAUDITED)   (UNAUDITED)
Operating revenues........................      $111,869           259,941       57,379        64,075
                                                --------          --------       ------        ------
Operating expenses:
  Salaries, wages and benefits............        73,579           167,205       37,430        41,912
  Operating supplies and expenses.........         8,905            19,405        4,379         4,262
  General and administrative..............         7,115            12,404        2,807         2,879
  Operating taxes and licenses............         4,278             9,169        2,164         2,333
  Insurance and claims....................         3,631             9,043        1,502         1,842
  Depreciation and amortization...........         2,130             6,764        1,345         1,803
  Communications and utilities............         2,125             4,374          984         1,101
  Rent and purchased transportation.......         4,421            13,077        2,844         3,303
                                                --------          --------       ------        ------
          Total operating expenses........       106,184           241,441       53,455        59,435
                                                --------          --------       ------        ------
          Operating earnings..............         5,685            18,500        3,924         4,640
Other (income) expense:
  Interest expense........................         1,759             3,986          982           972
  Other income............................          (164)             (534)         (93)         (257)
                                                --------          --------       ------        ------
          Earnings before income taxes....         4,090            15,048        3,035         3,925
Income taxes..............................         1,715             5,497        1,251           142
                                                --------          --------       ------        ------
          Net earnings....................      $  2,375             9,551        1,784         3,783
                                                ========          ========       ======        ======
Earnings per share:
  Basic...................................      $   0.21              0.87         0.16          0.34
                                                ========          ========       ======        ======
  Diluted.................................      $   0.18              0.72         0.14          0.29
                                                ========          ========       ======        ======
Pro forma data (unaudited) (note 15):
  Income taxes............................                        $  7,182                      1,558
                                                                  --------                     ------
  Net earnings............................                        $  7,866                      2,367
                                                                  ========                     ======
Earnings per share:
  Basic...................................                        $   0.68                       0.20
                                                                  ========                     ======
  Diluted.................................                        $   0.57                       0.17
                                                                  ========                     ======

          See accompanying notes to consolidated financial statements.

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (IN THOUSANDS, EXCEPT SHARES)

                                      CLASS A   CLASS B   ADDITIONAL                             TOTAL
                                      COMMON    COMMON     PAID-IN     RETAINED   TREASURY   STOCKHOLDERS'
                                       STOCK     STOCK     CAPITAL     EARNINGS    STOCK        EQUITY
                                      -------   -------   ----------   --------   --------   -------------
Issuance of common stock, as
  adjusted (note 1)................     $ 1       10        14,989          --        --        15,000
Net earnings.......................      --       --            --       2,375        --         2,375
                                        ---       --        ------      ------      ----        ------
Balances at December 31, 1997......       1       10        14,989       2,375        --        17,375
Net earnings.......................      --       --            --       9,551        --         9,551
Purchase of treasury stock, 197,428
  shares...........................      --       --            --          --      (267)         (267)
Issuance of treasury stock, 90,740
  shares...........................      --       --            --          --       123           123
Distributions paid.................      --       --            --      (2,554)       --        (2,554)
Excess of carrying values over
  proceeds received from properties
  sold to a stockholder (note
  12)..............................      --       --            --        (299)       --          (299)
                                        ---       --        ------      ------      ----        ------
Balances at December 31, 1998......       1       10        14,989       9,073      (144)       23,929
Net earnings (unaudited)...........      --       --            --       3,783        --         3,783
Distributions paid (unaudited).....      --       --            --        (458)       --          (458)
                                        ---       --        ------      ------      ----        ------
Balances at March 27, 1999
  (unaudited)......................     $ 1       10        14,989      12,398      (144)       27,254
                                        ===       ==        ======      ======      ====        ======

          See accompanying notes to consolidated financial statements.

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              PERIOD FROM
                                                             APRIL 1, 1997
                                                             (INCEPTION) TO                     TWELVE WEEKS ENDED
                                                               YEAR ENDED      YEAR ENDED    -------------------------
                                                              DECEMBER 31,    DECEMBER 31,    MARCH 28,     MARCH 27,
                                                                  1997            1998          1998          1999
                                                             --------------   ------------   -----------   -----------
                                                                                             (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net earnings.............................................     $  2,375           9,551        1,784          3,783
  Adjustments to reconcile net earnings to net cash from
    operating activities:
    Depreciation...........................................        2,130           6,764        1,345          1,803
    Deferred income taxes..................................       (2,210)          4,183         (352)             6
    Changes in assets and liabilities, net of purchase
      accounting effects:
      Accounts receivable..................................      (22,911)         (6,666)      (6,670)        (2,141)
      Refundable federal income taxes......................       (1,044)          1,044        1,044             --
      Inventories and other assets.........................          347             847         (160)          (468)
      Prepaid expenses.....................................       (2,180)            380         (462)          (707)
      Trade accounts payable...............................       11,790           8,193        3,377          1,717
      Income taxes payable.................................          469             (61)         271             93
      Claims and insurance accruals........................        4,797             542       (1,498)            94
      Other accrued expenses and post retirement
        benefits...........................................        6,314      1,486.....        2,388          1,488
                                                                --------        --------       ------        -------
        Net cash (used in) provided by operating
          activities.......................................         (123)         26,263        1,067          5,668
                                                                --------        --------       ------        -------
Cash flows from investing activities:
  Additions to property and equipment......................      (12,385)        (24,231)      (9,094)       (20,842)
  Proceeds from sale of property and equipment.............           --           4,006        2,789            864
  Advances to stockholder..................................           --          (5,750)          --             --
  Proceeds from payment of advances to stockholder.........           --              --           --          5,750
  Cash paid for acquisition of business....................      (43,000)             --           --             --
                                                                --------        --------       ------        -------
        Net cash used in investing activities..............      (55,385)        (25,975)      (6,305)       (14,228)
                                                                --------        --------       ------        -------
Cash flows from financing activities:
  Proceeds from long-term debt.............................      127,028         350,309        7,530         10,172
  Repayments of long-term debt.............................      (85,753)       (347,848)      (1,953)          (761)
  Proceeds from issuance of common stock...................       15,000             123           --             --
  Payments for treasury stock..............................           --            (267)        (267)            --
  Distributions to shareholders............................           --          (2,554)          --           (458)
                                                                --------        --------       ------        -------
        Net cash provided by (used in) financing
          activities.......................................       56,275            (237)       5,310          8,953
                                                                --------        --------       ------        -------
Net increase in cash.......................................          767              51           72            393
Cash at beginning of period................................           --             767          767            818
                                                                --------        --------       ------        -------
Cash at end of period......................................     $    767             818          839          1,211
                                                                ========        ========       ======        =======
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest...............................................     $  1,676           3,895          956            720
                                                                ========        ========       ======        =======
    Income taxes...........................................     $  4,200             330           --             43
                                                                ========        ========       ======        =======
  Assumption of acquisition liabilities....................     $ 14,029              --           --             --
                                                                ========        ========       ======        =======

          See accompanying notes to consolidated financial statements.

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

(1) GENERAL AND FORMATION OF THE COMPANY

  (a) Description of Business

     Central Freight Lines, Inc. is a Nevada holding company that, through its wholly-owned subsidiary, Central Freight Lines, Inc. of Texas (collectively, the "Company"), is a regional less than truckload ("LTL") trucking company. The Company has operations in eleven states, primarily in the southwestern and south-central United States and maintains alliances with other similar companies to complete transportation of shipments outside of those states. In 1998 the preponderance of the Company's freight was either picked up or delivered in Texas, representing a concentration of risk to economic conditions of Texas. Prior to April 1, 1997, the Company had no operations or related activities.

  (b) Formation of Holding Company

     The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission for the issuance of common stock (the "Offering"). In connection with the Offering, the stockholders of Central Freight Lines, Inc. of Texas (the "Operating Company") contributed all of the outstanding common shares of stock of the Operating Company for an equivalent number of Class A and Class B common shares of Central Freight Lines, Inc. of Nevada (the "Holding Company"). The accompanying consolidated financial statements have been restated to reflect the formation of the Holding Company and the exchange of shares as if the transaction had occurred at the inception of the Company.

  (c) Acquisition

     Effective June 28, 1997, the Company purchased certain operating assets for a purchase price of $43,000,000 in cash plus the assumption of approximately $14,029,000 of liabilities from Viking Freight, Inc. in a transaction accounted for as a purchase. The purchase price was funded with $15,000,000 of initial capital contributions to the Company by certain investors and members of senior management in exchange for common stock and a bank loan of $28,000,000. Results of operations from this acquisition have been included in the accompanying statements of operations from the date of acquisition.

     The purchase price has been allocated to the assets acquired and liabilities assumed based on fair values at the date of the acquisition. A summary of the assets acquired and the liabilities assumed follows:

Current assets -- materials and supplies inventory..........   $ 1,778
Property and equipment, primarily real estate, terminals,
  tractors and trailers.....................................    54,268
Other assets................................................       983
Current liabilities.........................................      (463)
Accrued postretirement benefits.............................    (9,273)
Industrial revenue bonds....................................    (4,293)
                                                               -------
          Cash paid.........................................   $43,000
                                                               =======

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting of revenues and expenses during the reporting periods to prepare the

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (b) Inventories

     Inventories are stated at the lower of cost or market and consist of repair parts and supplies. Cost is determined on an average cost basis.

  (c) Tires in Service

     The Company capitalizes tires placed in service on new revenue equipment as a part of the equipment cost. Replacement tires and costs for recapping tires are expensed at the time the tires are placed in service.

  (d) Property and Equipment

     Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of 3 to 7 years for revenue and service equipment, 3 to 39 years for structures and improvements, and 3 to 7 years for furniture and office equipment.

  (e) Revenue Recognition

     The Company recognizes revenue upon the delivery of the related freight. Costs and related expenses are recorded as incurred.

  (f) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Effective April 1, 1998, the Company elected S corporation status under which federal income tax attributes of the Company flow directly to its stockholders. Accordingly, the accompanying consolidated financial statements do not include a provision for federal income taxes for operations subsequent to March 31, 1998 (see notes 9 and 15).

  (g) Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and the diverse range of industries which they represent. As of December 31, 1997 and 1998, the Company had no significant concentrations of credit risk.

  (h) Management Incentive Stock Plan

     The Company utilizes the provisions of Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

vesting period the fair value of all stock-based awards on the date of grant, or alternatively to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and earnings per share for employee stock-based awards as if the fair-value-based method defined in SFAS No. 123 had been applied. Under APB Opinion No. 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of SFAS No. 123.

  (i) Claims and Insurance Accruals

     Claims accruals represent reserves for estimated costs to repair and replace damaged goods resulting from cargo claims. Insurance accruals reflect the estimated cost of claims for bodily injury and property damage, workers' compensation and employee health care not covered by insurance. These liabilities for self-insurance are accrued based on claims incurred and on estimates of both unasserted and unsettled claims which are assessed based on management's evaluation of the nature of the claims and the Company's past claims experience. The portion of the accrual classified as a current liability represents management's estimate of that portion of the claims that will be settled in the next twelve months.

     While management believes that amounts included in the accompanying consolidated financial statements are adequate, such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are periodically reviewed and any changes are reflected in current operations.

  (j) Earnings Per Share

     Earnings per share is calculated using the weighted average number of shares outstanding of 11,110,000, 10,996,222, 11,044,191 and 11,003,312 for
basic and 13,229,275, 13,235,591, 13,194,629 and 13,233,292 for diluted for the periods from April 1, 1997 (inception) to December 31, 1997, the year ended December 31, 1998, and the twelve weeks ended March 28, 1998 and March 27, 1999, respectively. The weighted average shares outstanding used in the calculation of diluted earnings per share includes the dilutive effect of options to purchase common stock, calculated using the treasury stock method at the anticipated offering price of $13 per share (see note 10).

  (k) Interim Financial Statements

     In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary to present fairly the consolidated financial position of the Company as of March 27, 1999 and the consolidated results of operations and cash flows for the twelve weeks ended March 27, 1998 and 1999. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

  (l) Fiscal Periods

     The Company uses 13 four-week accounting periods with 12 weeks in each of the first three fiscal quarters and 16 weeks in the fourth fiscal quarter.

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

(3) ADVANCES TO STOCKHOLDER

     At December 31, 1998, the Company had advances to its principal stockholder of $5,750,000. The advances are unsecured, due on demand and bear interest at 6.9%. Interest income recognized in 1998 amounted to $13,000. These advances were repaid subsequent to year end.

(4) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31, 1997 and 1998:

                                                               1997      1998
                                                              -------   -------
Revenue and service equipment...............................  $26,159   $46,518
Land........................................................   12,445    11,286
Structures and improvements.................................   23,951    23,090
Furniture and office equipment..............................    4,127     5,653
                                                              -------   -------
                                                               66,682    86,547
Less accumulated depreciation...............................    2,160     9,057
                                                              -------   -------
                                                              $64,522   $77,490
                                                              =======   =======

(5) ACCRUED EXPENSES

     Other accrued expenses consist of the following at December 31, 1997 and 1998:

                                                               1997     1998
                                                              ------   ------
Employee related compensation and benefits..................  $5,942   $8,166
Other accrued expenses......................................     744      141
                                                              ------   ------
                                                              $6,686   $8,307
                                                              ======   ======

(6) LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1997 and 1998 and March 27, 1999:

                                                          DECEMBER 31,
                                                        -----------------    MARCH 27,
                                                         1997      1998        1999
                                                        -------   -------   -----------
                                                                            (UNAUDITED)
Line of credit facility...............................  $ 5,903   $ 4,673     $ 7,333
Term loan facility....................................       --        --       7,572
Note payable to bank..................................   28,000        --          --
Related party sale and leaseback financing............       --    26,993      26,837
Equipment notes payable...............................    8,084    16,363      15,698
Industrial revenue bonds..............................    3,156        --          --
Other.................................................      425        --          --
                                                        -------   -------     -------
                                                         45,568    48,029      57,440
Less current portion..................................   12,824     4,024       4,726
                                                        -------   -------     -------
                                                        $32,744   $44,005     $52,714
                                                        =======   =======     =======

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

     On February 24, 1999, the Company entered into an amended and restated revolving and advancing credit and security agreement with a bank which amended certain provisions of its $22,500,000 revolving line of credit and provided for a $22,000,000 advancing line of credit available in the form of term notes. Aggregate borrowings available under this credit and security agreement are $32,000,000 and are secured by substantially all of the Company's assets. Under this credit facility the Company is subject to certain covenants which restrict, among other things, the Company's ability to incur additional indebtedness, pay dividends in excess of 40% of S corporation earnings, consummate mergers, acquisitions or dispositions and enter into certain transactions with affiliates. The credit facility also contains financial covenants which require the maintenance of certain ratios of interest and fixed charge coverage, debt to tangible net worth and require the Company to maintain a minimum tangible net worth. As of December 31, 1998, and March 27, 1999, management believes the Company was in compliance with all covenants under the credit facility. Borrowings under this credit and security agreement are guaranteed by a stockholder of the Company. Amounts outstanding under the revolving credit facility bear interest at LIBOR (the London Interbank Offered Rate) plus 1.50% to 2.00% (6.90% at December 31, 1998) and matures on July 1, 2000. The Company must pay an annual commitment fee of .5% on the unused portion of the commitment.

     On March 12, 1999, the Company entered into a promissory note for approximately $7,572,000 under the above credit facility. This notes bears interest at 7.19%, requires monthly payments of principal and interest with balance due at maturity on March 12, 2006.

     On June 30, 1997, the Company entered into a promissory note agreement with a bank to borrow $28,000,000 to finance the purchase of certain assets. The note, due December 31, 2003, bore interest at a variable rate based on the prime rate with monthly payments of principal and interest. This note payable was fully paid in May, 1998.

     On May 22, 1998, the Company entered into an agreement with an entity owned by the Company's then-existing stockholders for the sale and leaseback of the land, structures and improvements of thirty-six of the Company's terminals and one additional Waco, Texas property. The sale price for the properties was $27,755,000. For financial accounting purposes, this transaction has been accounted for as a financing arrangement. The initial lease term is for ten years with options for an additional ten years at the then fair market rental rate. After May 21, 2008, the Company has an option to purchase all of the properties subject to the financing for the then fair market value. Annual rental payments are equal to 11.1% of the $27,755,000 sales price. The Company computed interest on the financing using its incremental borrowing rate of 8.09% based upon a twenty year amortization schedule. Total interest costs accrued under such related party financing was $1,362,000 in 1998.

     The Company has entered into a number of note agreements with a third party to acquire equipment for use in its operations. These notes with fixed interest rates ranging from 6.75% to 7.50% mature at various dates through January 2002 and require monthly principal and interest payments through maturity. These notes are secured by the equipment acquired.

     The industrial revenue bonds were collateralized by land and buildings at various terminals, bore interest at rates ranging from .75 to 1.245 times a prime rate and were scheduled to mature in various amounts through February 2002. These bonds were retired in May 1998.

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

     Aggregate maturities of long-term debt and financing obligation for each of the five years following December 31, 1998 are as follows:

Year ending December 31:
  1999....................................................   $ 4,024
  2000....................................................    11,530
  2001....................................................     8,325
  2002....................................................     1,142
  2003....................................................     1,240
  Thereafter..............................................    21,768

(7) CAPITAL STOCK

     The Company's authorized capital stock consists of 50,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock. Class A and Class B common stock vote together as a single class, except as required by law, with holders of Class A common stock entitled to one vote per share and owners of Class B common stock entitled to three votes per share. Except with respect to voting rights, the Class A and Class B common stocks are substantially identical.

     Class B common stock is convertible to an equal number of shares of Class A common stock at any time and automatically are converted to shares of Class A common stock if they are beneficially owned by any person other than the principal stockholder and certain members of his immediate family.

     No shares of preferred stock have been issued.

     In connection with the June 28, 1997 acquisition by the Company (see note
1), the stockholders contributed $15,000,000 in cash to the Company in exchange for 11,110,000 shares of common stock ($1.35 per share).

     In March 1998, the Company purchased as treasury stock (106,688 common shares) from executive management and (90,740 common shares) from a director of the Company and his associates all at $1.35 per share. The director and his associates perform various legal services for the Company. In connection with this purchase the Company granted stock options that immediately vested to these individuals ($1.35 exercise price) in the same number as shares purchased.

(8) MANAGEMENT INCENTIVE STOCK PLAN

     Effective June 30, 1997, the Company established an incentive stock plan that provides multiple alternatives to compensate eligible employees and consultants, including non-employee directors, with the Company's Class A common stock. Under the plan, the Company is authorized to award, in aggregate, not more than 3,000,000 options to purchase shares of Class A common stock. Grants to optionees shall have a per share exercise price of no less than fair market value of the underlying Class A common stock on the date of grant. At December 31, 1997 and 1998, there were approximately 465,904 and 338,666 shares, respectively, available for grant under the plan.

     The awards are issuable at the discretion of the board of directors. All option grants to date expire 10 years from date of grant. Options granted under the plan to senior management (2,215,536 at December 31, 1997 and 2,322,224 at December 31, 1998) generally vest 20% on the first anniversary of the date of grant and 20% on each subsequent anniversary until fully vested. If an employee is granted options at

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

multiple exercise prices, the options vest first with respect to the lowest exercise price and continuing to the highest exercise price. Options granted under the plan to junior management (318,560 at December 31, 1997 and 339,110 at December 31, 1998) vest 20% on the fifth anniversary of the date of grant and 20% on each subsequent anniversary until fully vested. Termination of the employee for any reason other than death, disability or certain cases of retirement causes the unvested portion of the award to be forfeited.

     Options granted to employees in 1997 consisted of 1,107,768 options -- $1.35 exercise price, 1,057,072 options -- $2.70 exercise price and 369,256 options -- $3.375 exercise price. All of such options expire in 2007. Options granted to employees in 1998 consisted of 106,688 options -- $1.35 exercise price (see note 7) and 20,550 options -- $4.00 exercise price. These options expire in 2008.

     In March 1998, the Company's board of directors authorized a reduction in the exercise price of $0.55 per share on 318,560 options granted with an original exercise price of $2.70 per share, and 20,550 options granted with an original exercise price of $4.00 per share. There were no other revisions to the terms of these option grants.

     In March 1998, the Company issued 90,740 nonqualified stock options to a director and his associates who perform legal services for the Company (see note
7). These options were issued at an exercise price of $1.35 per share and were exercisable at the date of grant. These options were all exercised during 1998.

     Stock option activity for the period from April 1, 1997 (inception) through December 31, 1997 and during the year ended December 31, 1998 is as follows:

                                                                            WEIGHTED-
                                                              NUMBER OF      AVERAGE
                                                               SHARES     EXERCISE PRICE
                                                              ---------   --------------
Granted in July 1997........................................  2,534,096       $2.21
  Exercised.................................................         --          --
  Forfeited.................................................         --          --
                                                              ---------       -----
Balance at December 31, 1997................................  2,534,096        2.21
  Granted...................................................    217,978        1.39
  Exercised.................................................    (90,740)       1.35
  Forfeited.................................................         --          --
                                                              ---------       -----
Balance at December 31, 1998................................  2,661,334       $2.11
                                                              =========       =====

     Options outstanding and exercisable at December 31, 1998 are summarized as follows:

                                                             WEIGHTED
                                                 WEIGHTED     AVERAGE
                                                 AVERAGE     REMAINING                     WEIGHTED
                                     OPTIONS     EXERCISE   CONTRACTUAL     OPTIONS        AVERAGE
EXERCISE PRICE                     OUTSTANDING    PRICE        LIFE       EXERCISABLE   EXERCISE PRICE
--------------                     -----------   --------   -----------   -----------   --------------
$      1.35......................   1,214,456     $1.35         8.6         549,796         $1.35
$ 2.15-2.70......................   1,057,072      2.54         8.5              --            --
$3.375-3.45......................     389,806      3.38         8.5              --            --
                                    ---------     -----                     -------         -----
                                    2,661,334     $2.11                     549,796         $1.35
                                    =========     =====                     =======         =====

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

     The Company applies APB Opinion No. 25 in accounting for options issued to employees under the plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. In accordance with SFAS No. 123, the fair value of options granted was estimated using the Black-Scholes option pricing model with the following assumptions for 1997 and 1998 grants to employees: risk-free interest rates of 6.10% and 5.66%, respectively, zero and 15% expected volatility, respectively, an expected life of 10 years and a zero dividend yield. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings for the period from April 1, 1997 (inception) to December 31, 1997 and for the year ended December 31, 1998 would have been reduced to the pro forma amounts indicated below:

                                                               PERIOD FROM
                                                              APRIL 1, 1997
                                                              (INCEPTION) TO    YEAR ENDED
                                                               DECEMBER 31,    DECEMBER 31,
                                                                   1997            1998
                                                              --------------   ------------
Net earnings:
  As reported...............................................      $2,375          9,551
  Pro forma.................................................       2,332          9,346
Pro forma earnings per share:
  Basic.....................................................        0.21           0.85
  Diluted...................................................        0.18           0.71

     The fair value of options granted or repriced during 1997 and 1998 were as follows:

                                                                               FAIR VALUE
                                                              EXERCISE PRICE   OF OPTION
                                                              --------------   ----------
Granted during 1997:........................................      $1.35           0.60
                                                                   2.70             --
                                                                  3.375             --
Granted or repriced during 1998:............................       1.35           0.61
                                                                   2.15           0.28
                                                                   3.45           0.09

(9) INCOME TAXES

     On April 1, 1998, the Company elected S corporation status, under which federal income tax attributes of the Company flow directly to its stockholders. Accordingly, the accompanying consolidated financial statements do not include a provision for federal income taxes for any period subsequent to March 31, 1998. Prior to electing S corporation status, the Company was a C corporation and subject to federal income taxes.

     As a result of the conversion to an S corporation, the Company eliminated net deferred tax assets of $3,619,000 as of April 1, 1998. The effect of this elimination is reflected as a component of the 1998 deferred income tax expense in the accompanying consolidated statement of operations.

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

     The components of income tax expense consist of:

                                                               PERIOD FROM
                                                              APRIL 1, 1997
                                                              (INCEPTION) TO    YEAR ENDED
                                                               DECEMBER 31,    DECEMBER 31,
                                                                   1997            1998
                                                              --------------   ------------
Current tax expense:
  Federal...................................................      $3,456          $  801
  State.....................................................         469             513
Deferred tax expense (benefit):
  Federal...................................................      (1,959)          3,938
  State.....................................................        (251)            245
                                                                  ------          ------
                                                                  $1,715          $5,497
                                                                  ======          ======

     A reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 35% of earnings before income taxes to the actual provision for income taxes follows:

                                                               PERIOD FROM
                                                              APRIL 1, 1997
                                                              (INCEPTION) TO    YEAR ENDED
                                                               DECEMBER 31,    DECEMBER 31,
                                                                   1997            1998
                                                              --------------   ------------
Expected tax at U.S. statutory rate.........................      $1,432          $5,267
State tax, net of federal benefit...........................         142             694
S corporation earnings......................................          --          (4,304)
Deferred tax assets eliminated on conversion to S
  corporation...............................................          --           3,619
Other, net..................................................         141             221
                                                                  ------          ------
                                                                  $1,715          $5,497
                                                                  ======          ======

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below:

                                                               1997     1998
                                                              ------   -------
Net deferred tax assets:
  Accounts receivable and other assets......................  $1,426   $    --
  Unamortized start-up costs -- tax basis...................     311        --
  Claims and insurance accrual..............................   1,306        --
  Accrued postretirement benefits...........................   3,278        --
  State deferred taxes......................................     251         6
                                                              ------   -------
          Total deferred tax asset..........................   6,572         6
                                                              ------   -------
Net deferred tax liabilities:
  Property and equipment due to differences in depreciation
     and basis..............................................   4,020     1,784
  Prepaid insurance.........................................     292        --
  Other.....................................................      49        --
                                                              ------   -------
          Total deferred tax liability......................   4,361     1,784
                                                              ------   -------
          Net deferred tax asset (liability)................  $2,211   $(1,778)
                                                              ======   =======

(10) EMPLOYEE BENEFIT PLANS

     The Company maintains a defined contribution employee retirement plan, which includes a 401(k) option, under which employees are eligible to participate after they complete 90 days of service. Employees are eligible for Company matching contributions after one year of service. Company contributions to the plan each year are made at the discretionary amount determined by the Company's board of directors. For the period from April 1, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998, total Company contributions to the plan, including matching 401(k) contributions, were $831,000 and $1,884,000, respectively.

     In addition to the Company's defined contribution employee retirement plan, the Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees who meet minimum age and service requirements. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase the retiree contribution rate annually for the expected general inflation rate for that year. The Company's policy is to fund the cost of medical benefits in amounts determined at the

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

discretion of management. The plan has no assets, and accordingly, no reconciliation of fair value of plan assets is provided and the funded status is based solely on the benefit obligation.

                                                               1997     1998
                                                              ------   ------
Change in benefit obligation:
  Benefit obligation at beginning of period.................  $   --   $9,800
  Acquisition...............................................   9,273       --
  Service cost..............................................      87      193
  Interest cost.............................................     344      516
  Benefits paid.............................................    (392)    (750)
  Actuarial (gain) loss.....................................     488   (1,156)
                                                              ------   ------
  Benefit obligation at end of period.......................   9,800    8,603
  Unrecognized net gain (loss)..............................    (436)     626
                                                              ------   ------
  Accrued benefit cost......................................  $9,364   $9,229
                                                              ======   ======
Components of net periodic benefit cost:
  Service cost..............................................  $   87   $  193
  Interest cost.............................................     344      516
  Amortization of actuarial gain............................      --      (94)
                                                              ------   ------
                                                              $  431   $  615
                                                              ======   ======

     For measurement purposes, a 1% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed, which is also the maximum employer provided increase per year. An increase in the health care cost trend assumption has no effect on the amounts reported because the amounts are provided assuming the maximum employer provided increase per year.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 6.75% at December 31, 1997 and 1998, respectively.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

  (a) Accounts Receivable and Trade Accounts Payable

     The carrying amount approximates fair value because of the short maturities of these instruments.

  (b) Advances to Stockholder

     The fair value of this instrument cannot be determined without incurring excessive costs due to the related party nature of the investment.

  (c) Long-Term Debt

     At December 31, 1997 and 1998, the carrying value of the revolving credit facility and the promissory note (1997 only) approximate fair value because these liabilities bear or bore interest at current market rates. At December 31, 1998, the fair value of the related party financing arrangement cannot be determined without incurring excessive costs due to the related party nature of the instrument. At December 31, 1998, the carrying value of other long-term debt approximates fair value.

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

(12) LEASES

     On March 20, 1998, the Company entered into agreements with its principal stockholder for the sale and leaseback of the land and related improvements of three terminals for cash of $2,566,000. The leases are for 10 years with a renewal option for an additional ten year term. The annual lease payments over the initial term of the lease are $218,000. The leases have been accounted for as operating leases. As of the date of the sale, land and improvements with a net book value of $3,060,000 were removed from the balance sheet and the difference between the carrying value of the property and the proceeds received, net of $195,000 tax effect, were recorded as a deemed dividend in the accompanying consolidated statements of stockholders' equity.

     The Company also has noncancelable operating leases for tractors, trailers and other equipment that have remaining terms ranging from one to five years. Rental expense was $860,000 for the period ended December 31, 1997 and $3,020,000 for the year ended December 31, 1998.

     The following is a schedule of minimum rental payments under the operating leases at December 31, 1998:

                                                             OPERATING
                                                              LEASES
                                                             ---------
1999......................................................    $2,194
2000......................................................     1,368
2001......................................................       708
2002......................................................       619
2003......................................................       461
Thereafter................................................       908

(13) COMMITMENTS

     At December 31, 1998, the Company had placed orders totaling approximately $61 million for revenue and service equipment with delivery dates scheduled through 1999, 2000, and into 2001. Of that amount, approximately $21 million of equipment had been delivered and placed in service as of March 27, 1999. The remaining $40 million is subject to a 90 day cancellation clause at the Company's discretion, with an outstanding commitment at any one time of approximately $6 million.

(14) CONTINGENCIES

     The Company is involved in certain claims and pending litigation arising from the normal conduct of business. Based on its present knowledge of the facts, management believes the resolution of claims and pending litigation will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

     The Company is subject to loss contingencies pursuant to federal, state and local environmental regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water and fuel storage tanks. Environmental liabilities including remediation costs are accrued when amounts are probable and can be reasonably estimated.

     The Company has terminals in Odessa and Fort Worth, Texas, at which it has not completed its remediation efforts related to contamination caused by underground storage tanks. Total expected costs to be

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

incurred related to these remediation efforts as of December 31, 1998 is approximately $432,000. The Company has recognized provisions and related reimbursement receivables from the State of Texas related to these costs.

(15) PRO FORMA INFORMATION (UNAUDITED)

     In connection with the Offering, the Company will convert from an S corporation to a C corporation for federal income tax purposes. The unaudited pro forma consolidated balance sheet is based upon the historical unaudited consolidated balance sheet and gives effect to (i) the estimated distribution of $7,019,000 of undistributed S corporation retained earnings to the Company's existing stockholders immediately prior to the Offering through an increase in current maturities of long-term debt, (ii) the reclassification of remaining retained earnings to additional paid-in capital, (iii) the elimination of treasury stock upon formation of the Holding Company, and (iv) the establishment of deferred tax assets of $3,142,000 and deferred tax liabilities of $2,514,000 as a result of the conversion to C corporation status.

     The pro forma entries to the consolidated balance sheet at March 27, 1999 are summarized as follows:

                                     DEFERRED          CURRENT       DEFERRED   ADDITIONAL
                                    INCOME TAX      MATURITIES OF     INCOME     PAID-IN     RETAINED   TREASURY
                                 ASSET -- CURRENT   LONG-TERM DEBT    TAXES      CAPITAL     EARNINGS    STOCK
                                 ----------------   --------------   --------   ----------   --------   --------
(i)  Distribution..............       $   --            7,019            --          --       (7,019)      --
(ii)  Elimination of remaining
      retained earnings........           --               --            --       5,379       (5,379)      --
(iii) Elimination of treasury
     stock.....................           --               --            --        (144)          --      144
(iv)  Establishment of deferred
      tax assets and
      liabilities..............        3,142               --         2,514         628           --       --

     The unaudited pro forma consolidated statements of operations data for the year ended December 31, 1998 and the twelve weeks ended March 27, 1999 are based upon the historical consolidated statements of operations and give effect to (i) pro forma income taxes as if the Company were a C corporation for the entire duration of both periods, and (ii) for purposes of earnings per share, the number of shares sold in the offering (using the assumed public offering price
of $     per share) whose proceeds will be used to pay the

                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
              (INFORMATION WITH RESPECT TO THE TWELVE WEEKS ENDED
                MARCH 28, 1998 AND MARCH 27, 1999 IS UNAUDITED)
              (TABLES IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

distribution of $7,019,000. The pro forma entries to the consolidated statements of operations data are summarized as follows:

                                                                   WEIGHTED AVERAGE SHARES
                                                        INCOME     ------------------------
                                                         TAXES       BASIC        DILUTED
                                                        -------    ----------    ----------
Year ended December 31, 1998:
  Historical income taxes.............................  $ 5,497
  (i) Reversal of April 1, 1998 elimination of
     deferred taxes...................................   (3,619)
  (i) Pro forma income taxes for period April 1, 1998
      to December 31, 1998............................    5,304
                                                        -------
Income tax expense -- pro forma.......................  $ 7,182
                                                        =======
  (i) Incremental number of shares from Offering used
      to fund distribution............................              539,923       539,923
                                                                    =======       =======
Twelve weeks ended March 27, 1999:
  Historical income taxes.............................  $   142
  (i) Pro forma income taxes..........................    1,416
                                                        -------
  Income tax expense -- pro forma.....................  $ 1,558
                                                        =======
  (i) Incremental number of shares from Offering used
      to fund distribution............................              539,923       539,923
                                                                    =======       =======

     In the period that the Offering is consummated and the conversion to C corporation status occurs, the Company's provision for income taxes will include the effect of the establishment of cumulative deferred income tax assets and liabilities. As of March 27, 1999, this amount represented a net deferred tax asset of $628,000.

(16) RELATED PARTY TRANSACTIONS

     During the period from April 1, 1997 (inception) to December 31, 1997 and the year ended December 31, 1998, the Company paid $1.2 million and $5.3 million, respectively, for transportation services provided by a company for which the Company's principal shareholder is the Chairman and Chief Executive Officer.

     See also Notes 6 and 12 for additional disclosures regarding related party transactions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES

                         [CENTRAL FREIGHT LINES, INC.]

                              CLASS A COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                              SCHRODER & CO. INC.

                              ABN AMRO ROTHSCHILD
                      a division of ABN AMRO Incorporated

                                 BT ALEX. BROWN

                              MERRILL LYNCH & CO.

                                           , 1999

     Until             , 1999 (25 days after the commencement of this offering),
all dealers that buy, sell, or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, in any state where the offer or sale is prohibited.

                                [ALTERNATE PAGE]
                                                           Subject to Completion
                                                                    May   , 1999

                                 400,000 SHARES
                       [CENTRAL FREIGHT LINES, INC. LOGO]

                              CLASS A COMMON STOCK

                             ---------------------

- We are offering up to 400,000 shares of our Class A common stock directly to participants in our 401(k) Savings Plan and Trust.

- We are concurrently conducting our initial public offering and are offering to the public up to 4,000,000 shares of our Class A common stock and existing stockholders are offering 1,000,000 shares of Class A common stock, with the offering to the public being reduced by the 401(k) purchases.

- Our offering to you is contingent upon our offering to the public.

- We anticipate that the offering price to you will be between $          and
  $     per share, which represents a discount of approximately   % from the
  price in the offering to the public.

- If you purchase in this offering you will acquire shares through an investment in the Central Stock Fund, a new investment option available under our 401(k).

- To purchase you will be required to transfer funds in your 401(k) account into the Central Stock Fund in an amount per share purchased equal to the offering price to the public.

- The amount of the discount may be maintained in cash and cash equivalents in your 401(k) account to provide liquidity in connection with administering the Central Stock Fund.

                             ---------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
401(k) offering price.......................................   $          $
Proceeds to Central.........................................   $          $

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We expect to deliver the shares of Class A common stock to the 401(k) participants on, 1999.

                             ---------------------

                  The date of this prospectus is        , 1999

                                [ALTERNATE PAGE]

                              PLAN OF DISTRIBUTION

     We are offering directly to participants in our 401(k) Savings Plan and Trust up to 400,000 shares of our Class A common stock at the price set forth on the cover page of this prospectus. Any of such shares which are not orally confirmed for purchase within one day prior to pricing this offering will be offered by the underwriters to the general public on the same terms as the other shares being offered to the public. Since we are offering the shares directly and not through the underwriters, no underwriting discount will be paid to the underwriters with respect to such shares. Our offering to you under the 401(k) plan is contingent upon the closing of our offering to the public.

     The price you will pay is equal to the price the public will pay less a
discount of approximately   %. If you participate in the offering you will
acquire our Class A common stock through an investment in the Central Stock Fund, a new investment option available under the 401(k) plan. You will be required to transfer funds within your 401(k) account into the Central Stock Fund in an amount per share equal to the price paid by the public. At the request of the 401(k) administrator, the difference between the price paid by the public and the price you pay may be maintained in cash and cash equivalents in your 401(k) account to provide liquidity in connection with administering the Central Stock Fund.

     We and each of our directors, executive officers, and stockholders have agreed for a period of 180 days after the date of this prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Class A common stock or Class B common stock or any rights to purchase shares of Class A common stock other than stock issued or options granted pursuant to our incentive stock plan and 401(k) plan without the prior written consent of Schroder & Co., Inc. Such consent may be given at any time without public notice.

     In order to facilitate the concurrent underwritten offering of the shares of Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Class A common stock. Specifically, the underwriters may overallot the shares of Class A common stock in connection with the offering to the public. Additionally, to cover such over-allotments or to stabilize the market price of the Class A common stock, the underwriters may bid for and purchase shares of the Class A common stock in the open market. These activities may stabilize or maintain the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                [ALTERNATE PAGE]

     Prior to this offering, there has been no public market for the Class A common stock. Consequently, the price for shares of Class A common stock offered to the public will be determined through negotiations among us, the selling stockholders, and representatives of the underwriters. Among the factors to be considered in making such determination will be:

     - Prevailing market conditions.

     - Our results of operations in recent periods.

     - The demand for securities of other companies which we and the representatives of the underwriters believe are comparable to us.

     - Estimates of our business potential.

                      [INSERT LEGAL MATTERS, IF REQUIRED]

                                [ALTERNATE PAGE]

                                  THE OFFERING

Class A common stock offered by
Central.................................     400,000 shares(1)

Common stock to be outstanding after
this offering:

  Class A common stock..................     6,289,478 shares(2)

  Class B common stock..................     8,713,834 shares(3)

Total...................................     15,003,312 shares(2)

Use of Proceeds.........................     We intend to use the proceeds to
                                             repay all borrowings other than our
                                             real estate financing, to purchase
                                             new tractors and trailers, and for
                                             general corporate purposes,
                                             including working capital. See "Use
                                             of Proceeds."

Proposed Nasdaq National Market
symbol..................................     CFLI
---------------

(1) Any of the 400,000 shares of Class A common stock not purchased in this offering and an additional 3,600,000 shares of Class A common stock will be sold to the public in a concurrent offering made pursuant to a separate prospectus.

(2) Excludes approximately 3,000,000 shares of Class A common stock reserved for issuance under our incentive stock plan. Options to purchase approximately 2,661,334 shares of Class A common stock are currently outstanding under the plan.

(3) The Class A common stock is entitled to one vote per share. The Class B common stock is entitled to three votes per share while beneficially owned by Jerry Moyes or certain members of his immediate family. The Class A and Class B common stock vote together as a single class except as required by law and are substantially identical except with respect to voting rights. See "Description of Capital Stock."

                                [ALTERNATE PAGE]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 400,000 SHARES

                         [CENTRAL FREIGHT LINES, INC.]

                              CLASS A COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                                           , 1999

     Until             , 1999 (25 days after the commencement of this offering),
all dealers that buy, sell, or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an itemized statement of all expenses to be incurred by the Registrant in connection with the sale and distribution of the securities being registered by this Registration Statement, other than the underwriting discounts and commissions. All amounts are estimated except the SEC registration fee, the NASD filing fee, and the Nasdaq filing fee. The selling stockholders will not bear any expenses of this offering other than the underwriters' discount applicable to the shares sold by them.

SEC registration fee........................................  $20,781
NASD filing fee.............................................    7,975
Nasdaq filing fee...........................................
Blue sky fees and expenses..................................    2,000
Accounting fees and expenses................................
Legal fees and expenses.....................................
Printing and engraving......................................
Registrar and transfer agent fees...........................
Miscellaneous...............................................
                                                              -------
          Total.............................................  $

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article XII of the Registrant's Articles of Incorporation and Article IX of the Registrant's Bylaws provide that the Registrant's directors and officers shall be indemnified against liabilities they may incur while serving in such capacities to the fullest extent allowed by the Texas Business Corporation Act. Under these indemnification provisions, the Registrant is required to indemnify its directors and officers against any reasonable expenses (including attorney fees) incurred by them in the defense of any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to which they were made a party, or in defense of any claim, issue, or matter therein, by reason of the fact that they are or were a director or officer of the Registrant or while a director or officer of the Registrant are or were serving at the Registrant's request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise unless it is ultimately determined by a court of competent jurisdiction that they failed to act in a manner they believed in good faith to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal proceeding, had reasonable cause to believe their conduct was lawful. The Registrant will advance expenses incurred by directors or officers in defending any such action, suit, or proceeding upon receipt of written confirmation from such officers or directors that they have met certain standards of conduct and an undertaking by or on behalf of such officers or directors to repay such advances if it is ultimately determined that they are not entitled to indemnification by the Registrant. The Registrant may, through indemnification agreements, insurance, or otherwise, provide additional indemnification. We maintain insurance for directors and officers for liability they may incur while serving in such capacities. The policy has $5,000,000 in coverage with a $50,000 deductible.

     Article XII of the Registrant's Articles of Incorporation eliminates, to the fullest extent permitted by law, the liability of directors and officers for monetary or other damages for breach of fiduciary duties to the Registrant and its stockholders as a director or officer.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     We have operated since June 28, 1997, as Central Freight Lines, Inc., a Texas corporation. In preparation for this offering, all of our existing stockholders formed Central Freight Lines, Inc., a Nevada corporation, and agreed to cause the Texas corporation to become a wholly owned subsidiary. The information below reports the sales of stock of the Texas corporation prior to the time it became a subsidiary. All shares were purchased for $1.35 per share, with the price and share numbers adjusted for our October 3, 1997, two-for-one share dividend.

OWNER                                                          NUMBER     DATE PURCHASED
-----                                                         ---------   --------------
Joe E. Hall.................................................    148,134      5/10/97
Douglas E. Quicksall........................................     62,954      5/10/97
Thomas K. Morehouse(1)......................................     39,522      5/10/97
Gina C. Curry(2)............................................    198,200      5/10/97
Jerry and Vickie Moyes(3)...................................  9,713,834       5/2/97(3)
Ronald and Krista Moyes(4)..................................    740,668      6/30/97
Earl H. Scudder.............................................     74,074       6/5/98
Alison Armstrong............................................      9,259      7/23/98
Christine S. Schroff........................................      7,407      7/23/98

---------------

(1) Shares are owned by Mr. Morehouse and his wife as joint tenants with rights of survivorship.

(2) Spouse of Patrick Curry.

(3) Of the shares attributed to Jerry Moyes, 4,905,486 are held by Jerry and Vickie Moyes as trustees of the Jerry and Vickie Moyes Family Trust and 4,808,348 are held by Gerald F. Ehrlich as trustee of the Moyes' Childrens' Trust, which shares were purchased by the trust with funds loaned by Mr. Moyes. Mr. Ehrlich has sole voting and investment power for the childrens' trust. Jerry Moyes purchased 3,703,704 individually on 5/2/97 and through the Moyes Investment Limited Partnership, an Arizona limited partnership, purchased 6,110,130 shares on 6/30/97. On March 31, 1998, 4,905,486 shares were transferred to the Jerry and Vickie Moyes Family Trust, and 4,808,348 shares were transferred to the Moyes' Childrens' Trust.

(4) Ronald Moyes is the brother of Jerry Moyes.

     Effective          , 1999, our existing stockholders exchanged their shares
of the Texas corporation on a one-for-one basis for shares of the Nevada corporation. Shares owned by the Jerry and Vickie Moyes Family Trust and the Moyes Childrens' Trust received Class B common stock and all other stockholders received Class A common stock. The transactions comprised a plan of tax-free transfers to a controlled corporation pursuant to Section 351 of the Internal Revenue Code of 1986, as amended. There have not been any sales of stock of the Nevada corporation.

     All shares were issued in private offerings, which did not involve the public offer or sale of securities, in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers or finders were involved in the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (c) Exhibits

         NUMBER                                  DESCRIPTION
         ------                                  -----------
          1              -- Form of Underwriting Agreement.*
          2.1            -- Exchange Agreement dated                     , 1999,
                            among Jerry and Vickie Moyes as trustees of the Jerry and
                            Vickie Moyes Family Trust, dated December 11, 1987,
                            Gerald F. Ehrlich as trustee of the Moyes' Childrens'
                            Trust, dated December 11, 1987, Ronald Moyes and Krista
                            Moyes, Gina C. Curry, Joe E. Hall, Earl H. Scudder,
                            Douglas E. Quicksall, Thomas K. Morehouse and Dee Ann
                            Morehouse, JTWROS, Mark A. Scudder, Alison Armstrong,
                            Christine S. Schroff, and Central Freight Lines, Inc., a
                            Nevada corporation.*
          2.2            -- Asset Purchase Agreement dated May 13, 1997, between
                            Central Freight Lines, Inc., a Texas corporation, and
                            Viking Freight, Inc., a California corporation
          3.1            -- Articles of Incorporation.

         NUMBER                                  DESCRIPTION
         ------                                  -----------
          3.2            -- Bylaws.
          4.1            -- Articles of Incorporation filed as Exhibit 3.1 to this
                            Registration Statement and incorporated herein by
                            reference.
          4.2            -- Bylaws filed as Exhibit 3.2 to this Registration
                            Statement and incorporated herein by reference.
          5              -- Opinion, including consent of Scudder Law Firm, P.C.,
                            counsel to Central Freight Lines, Inc., as to the
                            legality of the securities being registered.*
         10.1            -- Central Freight Lines, Inc. 401(k) Savings Plan.*
         10.2            -- Incentive Stock Plan.
         10.3            -- Exchange Agreement dated           , 1999, among Jerry
                            and Vickie Moyes as trustees of the Jerry and Vickie
                            Moyes Family Trust, dated December 11, 1987, Gerald F.
                            Ehrlich as trustee of the Moyes' Childrens' Trust, dated
                            December 11, 1987, Ronald Moyes and Krista Moyes, Gina C.
                            Curry, Joe E. Hall, Earl H. Scudder, Douglas E.
                            Quicksall, Thomas K. Morehouse and Dee Ann Morehouse,
                            JTWROS, Mark A. Scudder, Alison Armstrong, Christine S.
                            Schroff, and Central Freight Lines, Inc., a Nevada
                            corporation, filed as Exhibit 2.1 to this Registration
                            Statement and incorporated herein by this reference.*
         10.4            -- Asset Purchase Agreement dated May 13, 1997, between
                            Central Freight Lines, Inc., a Texas corporation, and
                            Viking Freight, Inc., a California corporation, filed as
                            Exhibit 2.2 to this Registration Statement and
                            incorporated herein by this reference.
         10.5            -- Amended Revolving and Advancing Credit and Security
                            Agreement dated February 24, 1999, between Central
                            Freight Lines, Inc., a Texas corporation, and Compass
                            Bank, a Texas state-chartered banking institution.
         10.6            -- Amended and Restated Master Lease Agreement revised as of
                            April 5, 1999 between Southwest Premier Properties,
                            L.L.C. and Central Freight Lines, Inc.
         10.7            -- Form of Agent Carrier Agreement between Central Freight
                            Lines, Inc. and its agent carriers.
         10.8            -- Interline Division Agreement dated October 2, 1997,
                            between Central Freight Lines, Inc. and Estes Express
                            Lines.
         10.9            -- Interline Agreement dated June 28, 1997, between Viking
                            Freight, Inc. and Central Freight Lines, Inc.
         10.10           -- Description of Executive Bonus Program.
         10.11           -- Employment Agreement dated May 15, 1997, between Central
                            Freight Lines, Inc. and Joe E. Hall.
         10.12           -- Employment Agreement dated May 15, 1997, between Central
                            Freight Lines, Inc. and Douglas E. Quicksall.
         10.13           -- Employment Agreement dated May 15, 1997, between Central
                            Freight Lines, Inc. and Thomas K. Morehouse.
         10.14           -- Employment Agreement dated May 15, 1997, between Central
                            Freight Lines, Inc. and Patrick J. Curry.
         21              -- Subsidiary of the Registrant.
         23.1            -- Consent of Scudder Law Firm, P.C. (included in their
                            opinion filed as Exhibit 5 to this Registration
                            Statement).*

         NUMBER                                  DESCRIPTION
         ------                                  -----------
         23.2            -- Consent of KPMG LLP, independent public accountants.
         23.3            -- Consent of Joseph M. Clapp.
         24              -- Power of Attorney (included on signature page of this
                            Registration Statement).
         27              -- Financial Data Schedule.**

---------------

 * To be filed by amendment.

** Contained in electronically filed version only.

     (b) Financial statement schedule

     Financial Statement Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and the Registrant will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The Registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waco, State of Texas, on May 3, 1999.

                                            CENTRAL FREIGHT LINES, INC.

                                            By:       /s/ JOE E. HALL
                                              ----------------------------------
                                                         Joe E. Hall,
                                              President, Chief Executive Officer
                                                          and Director

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Jerry Moyes, Joe
E. Hall, and Mark A. Scudder, and each of them, as attorneys-in-fact with full power of substitution, to execute in their respective names, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement as the attorney-in-fact and to file any such amendment to the Registration Statement, exhibits thereto and documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                      TITLE                       DATE
                     ---------                                      -----                       ----

                  /s/ JOE E. HALL                      President, Chief Executive             May 3, 1999
---------------------------------------------------      Officer and Director
                    Joe E. Hall

             /s/ DOUGLAS E. QUICKSALL                  Senior Vice                            May 3, 1999
---------------------------------------------------      President -- Finance, Chief
               Douglas E. Quicksall                      Financial Officer, and
                                                         Director

              /s/ THOMAS K. MOREHOUSE                  Senior Vice President -- Sales         May 4, 1999
---------------------------------------------------      and Marketing, and Director
                Thomas K. Morehouse

                 /s/ PATRICK CURRY                     Senior Vice                            May 4, 1999
---------------------------------------------------      President -- Logistics, and
                   Patrick Curry                         Director

                  /s/ JERRY MOYES                      Director                            April 27, 1999
---------------------------------------------------
                    Jerry Moyes

                 /s/ RONALD MOYES                      Director                            April 27, 1999
---------------------------------------------------
                   Ronald Moyes

                /s/ EARL H. SCUDDER                    Director                               May 4, 1999
---------------------------------------------------
                  Earl H. Scudder

                                  SCHEDULE II
                          CENTRAL FREIGHT LINES, INC.
                                 AND SUBSIDIARY
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                              ADDITIONS
                                                       ------------------------
                                         BALANCE AT     AMOUNTS       CHARGED                  BALANCE AT
                                        BEGINNING OF   CHARGED TO    TO OTHER                    END OF
DESCRIPTION                                PERIOD       EXPENSE      ACCOUNTS     DEDUCTIONS     PERIOD
-----------                             ------------   ----------   -----------   ----------   ----------
Period from April 1, 1997 (inception)
  to December 31, 1997
  Allowance for doubtful accounts.....     $   --          566            --           (11)        555
Year ended December 31, 1998
  Allowance for doubtful accounts.....     $  555        1,397            --        (1,093)        859

                               INDEX TO EXHIBITS

         NUMBER                                  DESCRIPTION
         ------                                  -----------
          1              -- Form of Underwriting Agreement.*
          2.1            -- Exchange Agreement dated                     , 1999,
                            among Jerry and Vickie Moyes as trustees of the Jerry and
                            Vickie Moyes Family Trust, dated December 11, 1987,
                            Gerald F. Ehrlich as trustee of the Moyes' Childrens'
                            Trust, dated December 11, 1987, Ronald Moyes and Krista
                            Moyes, Gina C. Curry, Joe E. Hall, Earl H. Scudder,
                            Douglas E. Quicksall, Thomas K. Morehouse and Dee Ann
                            Morehouse, JTWROS, Mark A. Scudder, Alison Armstrong,
                            Christine S. Schroff, and Central Freight Lines, Inc., a
                            Nevada corporation.*
          2.2            -- Asset Purchase Agreement dated May 13, 1997, between
                            Central Freight Lines, Inc., a Texas corporation, and
                            Viking Freight, Inc., a California corporation
          3.1            -- Articles of Incorporation.
          3.2            -- Bylaws.
          4.1            -- Articles of Incorporation filed as Exhibit 3.1 to this
                            Registration Statement and incorporated herein by
                            reference.
          4.2            -- Bylaws filed as Exhibit 3.2 to this Registration
                            Statement and incorporated herein by reference.
          5              -- Opinion, including consent of Scudder Law Firm, P.C.,
                            counsel to Central Freight Lines, Inc., as to the
                            legality of the securities being registered.*
         10.1            -- Central Freight Lines, Inc. 401(k) Savings Plan.*
         10.2            -- Incentive Stock Plan.
         10.3            -- Exchange Agreement dated           , 1999, among Jerry
                            and Vickie Moyes as trustees of the Jerry and Vickie
                            Moyes Family Trust, dated December 11, 1987, Gerald F.
                            Ehrlich as trustee of the Moyes' Childrens' Trust, dated
                            December 11, 1987, Ronald Moyes and Krista Moyes, Gina C.
                            Curry, Joe E. Hall, Earl H. Scudder, Douglas E.
                            Quicksall, Thomas K. Morehouse and Dee Ann Morehouse,
                            JTWROS, Mark A. Scudder, Alison Armstrong, Christine S.
                            Schroff, and Central Freight Lines, Inc., a Nevada
                            corporation, filed as Exhibit 2.1 to this Registration
                            Statement and incorporated herein by this reference.*
         10.4            -- Asset Purchase Agreement dated May 13, 1997, between
                            Central Freight Lines, Inc., a Texas corporation, and
                            Viking Freight, Inc., a California corporation, filed as
                            Exhibit 2.2 to this Registration Statement and
                            incorporated herein by this reference.
         10.5            -- Amended Revolving and Advancing Credit and Security
                            Agreement dated February 24, 1999, between Central
                            Freight Lines, Inc., a Texas corporation, and Compass
                            Bank, a Texas state-chartered banking institution.
         10.6            -- Amended and Restated Master Lease Agreement revised as of
                            April 5, 1999 between Southwest Premier Properties,
                            L.L.C. and Central Freight Lines, Inc.
         10.7            -- Form of Agent Carrier Agreement between Central Freight
                            Lines, Inc. and its agent carriers.
         10.8            -- Interline Division Agreement dated October 2, 1997,
                            between Central Freight Lines, Inc. and Estes Express
                            Lines.
         10.9            -- Interline Agreement dated June 28, 1997, between Viking
                            Freight, Inc. and Central Freight Lines, Inc.
         10.10           -- Description of Executive Bonus Program.

         NUMBER                                  DESCRIPTION
         ------                                  -----------
         10.11           -- Employment Agreement dated May 15, 1997, between Central
                            Freight Lines, Inc. and Joe E. Hall.
         10.12           -- Employment Agreement dated May 15, 1997, between Central
                            Freight Lines, Inc. and Douglas E. Quicksall.
         10.13           -- Employment Agreement dated May 15, 1997, between Central
                            Freight Lines, Inc. and Thomas K. Morehouse.
         10.14           -- Employment Agreement dated May 15, 1997, between Central
                            Freight Lines, Inc. and Patrick J. Curry.
         21              -- Subsidiary of the Registrant.
         23.1            -- Consent of Scudder Law Firm, P.C. (included in their
                            opinion filed as Exhibit 5 to this Registration
                            Statement).*
         23.2            -- Consent of KPMG LLP, independent public accountants.
         23.3            -- Consent of Joseph M. Clapp.
         24              -- Power of Attorney (included on signature page of this
                            Registration Statement).
         27              -- Financial Data Schedule.**

---------------

 * To be filed by amendment.

** Contained in electronically filed version only.